AVATAR

ANNUAL REPORT 03


BELLA
Living on the
LAGO
water's edge
BELLALAGO

03

Homebuilding Highlights*

	2003	2002	2001
CLOSINGS			
Number of Units	1,193	926	764
Aggregate Dollar Volume	$223,991,000	$160,354,000	$117,213,000
Average Price Per Unit	$ 187,800	$ 173,200	$ 153,400
CONTRACTS SIGNED, NET OF CANCELLATIONS			
Number of Units	1,758	1,201	909
Aggregate Dollar Volume	$349,371,000	$219,011,000	$153,442,000
Average Price Per Unit	$ 198,700	$ 182,400	$ 168,800
BACKLOG			
Number of Units	1,378	813	538
Aggregate Dollar Volume	$291,766,000	$166,386,000	$107,729,000
Average Price Per Unit	$ 211,700	$ 204,700	$ 200,200

* Avatar is an equity partner in a joint venture for development and construction of a highrise condominium. Not included in the chart are sales by the joint venture of 184 units at an aggregate sales volume of $142,193,000 as of December 31, 2003.

Financial Highlights

	2003	2002
Revenues	$253,008,000	$190,251,000
Income from continuing operations before income taxes	$ 9,909,000	$ 5,641,000
Income tax benefit (expense)	$ 8,554,000	$ (2,266,000)
Income from continuing operations after income taxes	$ 18,463,000	$ 3,375,000
Income from discontinued operations (including gain on disposal)	$ –	$ 2,252,000
Net income	$ 18,463,000	$ 5,627,000
Net income per share (basic)	$ 2.13	$ 0.64
Net income per share (diluted)	$ 2.11	$ 0.64
Total assets	$362,719,000	$386,067,000
Stockholders' equity	$263,649,000	$221,592,000

We are pleased to report that the strategy undertaken for development of Avatar's historic land portfolio has begun to generate profits. In addition, each of our recently acquired developments has exceeded our expectations. ▪ We realized net income of $18.5 million ($2.13 per share) on revenues of $253.0 million for the year ended December 31, 2003, compared to $5.6 million ($0.64 per share) on revenues of $190.3 million for 2002. Net income for 2003 includes a tax benefit of $8.5 million resulting from a tax credit of $8.6 million from the elimination of certain income tax reserves, a tax credit of $4.0 million from a reduction to the valuation allowance for deferred income taxes, and income tax expense of $4.1 million. Pre-tax income from operations for 2003 was $9.9 million. ▪ In 2003, we continued expansion of our real estate development business with the acquisition of additional property in the Central Florida community of Poinciana. We acquired 907 acres adjacent to Solivita, our active adult community, for additional development. We also closed on 606 acres of 2,372 acres under contract for expansion of development within Poinciana. The contract provides for acquisition of the remaining 1,766 acres by August 2007, at an aggregate price of $22.8 million to $27.7 million depending upon the dates of closing. ▪ At the Central Florida community of Poinciana, during 2003 we sold 1,626 units, 1,123 through


99
00
01
02
03
CAGR* 20.22%
223.99
160.35
117.21
115.53
107.22

Homebuilding
Operations Revenues
($ millions)


99
00
01
02
03
568

Homebuilding
No. Units Closed



Gerald D. Kelfer

primary homebuilding operations and 503 at Solivita. Poinciana's ranking in the annual survey of the Top 20 Best Selling Master Planned Communities moved from fourth to third in sales in the nation, with 2,484 new home sales, an increase of 46.4% over 2002. ▪ In 2003, we closed on the sale to Wal-Mart Stores of a 26.09-acre site adjacent to the Poinciana Shopping Center for development of a superstore and on the sale of a 150-acre site to Lowe's Home Improvement Warehouse for development of a distribution center in the Poinciana Industrial Park. ▪ We commenced closings at Bellalago and the Tampa, Florida community of Cory Lake Isles. Bellalago is planned for more than 1,600 single-family units, with additional land available for single-family, multi-family and commercial development. Planned for Cory Lake Isles are 370 homes on 50- to 85-foot homesites, and a potential development of approximately 225 townhomes on a 30-acre site. ▪ The joint venture for Ocean Palms, a 38-story, 240-unit condominium on a 3.5-acre oceanfront site in Hollywood, Florida, commenced construction in late 2003. Pre-construction marketing, which commenced in late 2002, has resulted in sales of 208 units as of March 31, 2004. ▪ In March 2004, we entered into a joint venture for another highrise condominium on an oceanfront site in Sunny Isles Beach, Florida, approximately three miles south of Hollywood. ▪ At the Hollywood, Florida


99
00
01
02
03
CAGR* 39.59%
1,758
1,201
909
622
463

Homebuilding
No. Units Sold

*Compound Annual Growth Rate

community of Harbor Islands, through March 31, 2004, we have closed on 442 units. With 30 units in backlog and nine units remaining for sale, we anticipate that closings of all units at Harbor Islands will be completed during 2005. At Rio Rico, Arizona, homebuilding operations generated sales of $10.4 million during 2003. ▪ In 2003, we called for redemption of the 7% Convertible Subordinated Notes due 2005. Of the $94.4 million principal amount outstanding, $63.3 million were redeemed and $31.1 million were converted into 978,866 shares of Avatar Common Stock. The redemption resulted in the recording of a net pre-tax loss of $1.5 million for 2003. ▪ Since 1998, we have financed development and construction of existing communities and acquisition, development and construction of new projects through available capital. On December 30, 2003, we entered into a $100 million three-year line of credit facility secured by real property currently consisting of Crescent Lakes and Cypress Woods in Poinciana, Solivita, Bellalago, Cory Lake Isles and Harbor Islands. On March 30, 2004, we closed on a private placement for $120 million principal amount of 4.50% Convertible Senior Notes due 2024. We utilized approximately $42.9 million of the net proceeds to repurchase 1,141,400 shares of our Common Stock. The balance of the net proceeds will be used for general corporate purposes. ▪ Having achieved a new level of profitability in which we take pride and having positioned Avatar to capitalize on opportunities, we look forward to further expanding existing developments, commencing new developments on properties owned by us, and acquiring new development activities.

Gerald D. Kelfer,
President, Chief Executive Officer and
Chairman of the Executive Committee



(left to right - top to bottom)

JONATHAN FELS

MICHAEL LEVY

DENNIS J. GETMAN

CHARLES L. McNAIRY

JUANITA I. KERRIGAN

MICHAEL P. RAMA

OFFICERS

JACK NASH
Chairman of the Board

GERALD D. KELFER
Vice Chairman of the Board;
President, Chief Executive Officer and
Chairman of the Executive Committee

CHARLES L. McNAIRY
Executive Vice President, Treasurer
and Chief Financial Officer

DENNIS J. GETMAN
Executive Vice President
and General Counsel

JUANITA I. KERRIGAN
Vice President and Secretary

JONATHAN FELS
President
Avatar Properties Inc.

MICHAEL F. LEVY
Executive Vice President
and Chief Operating Officer
Avatar Properties Inc.

MICHAEL P. RAMA
Controller



Avatar's communities. the most



well-designed

Avatar

- APEX Award™
  America's Most Innovative Product Design - first place
  America's Most Admired Builder - second place

In the inaugural year of the APEX Award,™ ballots were e-mailed to 28,000 executives and managers in *Builder* and *Big Builder* magazines' database. Votes were cast by the nation's largest and most successful builders for six competition categories. Eligible for the Awards were those builders who earned a place on *Builder* magazine's 2002 Builder 100 list.

- Nation's 71st largest homebuilder

According to *Builder* magazine.

Poinciana

- Named one of America's Top 100 Places to Live

[illegible]

Recognized


APEX Award
Presented to
Avatar Holdings
for
Innovative Product Design
BIG 03
Ideas and Innovations

among



and



innovative.

Solivita

- Homeowner satisfaction exceeds national standards

According to HomeOwner HomeWork, the nation's largest survey company specializing in the new home industry, nearly 93% of new homeowner respondents would purchase another Poinciana home. The 70% survey return rate was three times the industry standard for

- Platinum for Land Planning
- Gold for Overall Community
- Gold for Architecture
- Gold for Website
- Gold for Logo
- Gold for Television Commercial
- Silver for Video
- Silver for Radio Commercial
- Silver for Radio Campaign

Florida's Best Awards for 2003 from the Builder's Association of South Florida in partnership with *The Miami Herald* and *El Nuevo Herald*.










3 FT

Bellalago

OSCEOLA COUNTY, FLORIDA

This 1,308-acre community, adjacent to Poinciana, is bounded on the east by more than one mile of shoreline along Lake Tohopekaliga, one of the largest lakes in Florida. Bellalago will include a series of internal lakes with boatlift access to Lake Tohopekaliga. A marina village, encompassing waterfront homes and community recreational facilities, has been developed. During 2003, Avatar closed on sales of 52 single-family homes at an average price of approximately $198,800. The community will include more than 2,000 residences, the majority of which will be single-family homes. In excess of 1,000 of the community's single-family homes will be constructed on waterfront lots or along the property's natural park areas, which will be enhanced through conservation and preservation measures. Frontage along Pleasant Hill Road provides for commercial opportunities.



Poinciana

POINCIANA, FLORIDA

[illegible]



Solivita

POINCIANA, FLORIDA

At Solivita, Avatar closed on 410 homes during 2003, bringing to more than 1,800 the number of residents in this award-winning Central Florida community by year-end 2003. The community's village center hosts a variety of recreational facilities and community amenities, as well as an 8,000-square-foot golf clubhouse and a championship 18-hole Ron Garl-designed golf course. The community's active park provides a variety of sports and games facilities, including an official softball field, a basketball court, five Har-Tru tennis courts, one of which is a stadium court, and pickle ball and boccie courts. Within the community, more than 1,200 acres of environmentally sensitive pristine wetlands have been permanently dedicated for conservation and preservation. The natural beauty of the land has been enhanced with more than 250 acres of man-made lakes, waterways, parks and verdant landscaping. Nearly half of the community's homesites are nestled among the community's natural features and golf course and enhanced by premium views and locations.





Harbor Islands

HOLLYWOOD, FLORIDA

Located along Florida's Intracoastal Waterway, the award-winning community of Harbor Islands consists of distinctive, separate neighborhoods on three connected islands. Each neighborhood contains an individual housing style – from single-family townhomes to estate homes. Community amenities at this 192-acre property include a clubhouse with fitness center, pool, Jacuzzi and lighted tennis courts. The 196-slip marina and yacht club were sold to a third-party operator in early 2004. During 2003, Avatar closed on sales of 43 homes at an average price of approximately $997,300. At year-end 2003, 20 units remained for sale and 28 units that have been sold remained to be closed.







Cory Lake Isles

TAMPA, FLORIDA

During 2003, Avatar commenced closings at the water-oriented, master-planned community of Cory Lake Isles. Four units were closed at an average price of approximately $231,200, and 27 units were in backlog at December 31, 2003. Plans for the developed parcels provide for 358 homes in three separate neighborhoods on 50-, 60- and 65-foot homesites and 12 custom homes on 85-foot homesites. Plans under consideration for the undeveloped parcel include multi-family construction of approximately 225 townhomes.



Ocean Palms

HOLLYWOOD, FLORIDA

This joint venture marks Avatar's entry into the luxury highrise market in South Florida. Under construction on this 3.5-acre parcel is a 38-story oceanfront condominium of 240 units, ranging from 1,733 square feet for a 2-bedroom, 2.5-bath unit to 3,091 square feet for a 4-bedroom, 4.5-bath unit. Luxury amenities will include a 2-story fitness center/spa, a concierge/business center, entertainment facilities and an oceanfront pool. By December 31, 2003, 184 units had been sold at an aggregate price of $142,193,000.

Other Properties and Operations

Rio Rico – ARIZONA

At Avatar's southern Arizona community of Rio Rico, housing operations include The Villages of Rio Rico, Bella Vista, Desert Dawn Townhomes and construction of homes under scattered lot programs on the homesites owned by Avatar and on individually owned homesites. Avatar also owns other large tracts for potential future development. In 2003, housing programs resulted in 97 closings, generating revenues of $13,448,388. Rio Rico's South Industrial Park houses a variety of enterprises, and its 36,800-square-foot shopping center was fully occupied on December 31, 2003. Avatar's remaining utilities operations are limited to the water and wastewater facilities in Rio Rico.

Prominent Title Insurance Agency, Inc.

This subsidiary maintains operations at Avatar's headquarters in Coral Gables, Florida, as well as within the community of Poinciana, Florida. Services are offered to purchasers of Avatar's homes and to unrelated parties.

Banyan Bay – FLORIDA

Located in Martin County, this 250-acre property includes frontage along the St. Lucie River. Avatar has applied for permitting of a community of approximately 200 single-family and 300 multi-family homes with prices anticipated to range from approximately $220,000 for multi-family product to more than $600,000 for single-family homes.

Ocala Springs – FLORIDA

Located five miles northeast of Ocala in Marion County, this parcel is comprised of approximately 4,600 acres.

AR03

(Dollars in thousands)	December 31 2003	2002
Assets		
Cash and cash equivalents	$ 24,600	$118,839
Restricted cash	2,191	1,073
Receivables, net	14,131	6,846
Land and other inventories	212,788	197,621
Land and inventory not owned	22,750	–
Property, plant and equipment, net	53,542	48,148
Investment in unconsolidated Joint Venture	19,018	868
Other assets	5,923	7,921
Deferred income taxes	7,776	4,751
Total assets	$362,719	$386,067
Liabilities and Stockholders' Equity		
Liabilities		
Notes, mortgage notes and other debt:		
Corporate	$ –	$102,014
Real estate	19,771	5,698
Obligations related to land and inventory not owned	22,750	–
Estimated development liability for sold land	17,794	19,181
Accounts payable	2,801	751
Accrued and other liabilities	35,954	36,831
Total liabilities	99,070	164,475
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, par value $1 per share Authorized: 50,000,000 shares Issued: 10,541,394 shares at December 31, 2003 9,552,522 shares at December 31, 2002	10,541	9,553
Additional paid-in capital	198,477	166,996
Retained earnings	76,229	57,766
	285,247	234,315
Treasury stock: at cost, 1,151,622 shares at December 31, 2003 at cost, 771,864 shares at December 31, 2002	(21,598)	(12,723)
Total stockholders' equity	263,649	221,592
Total liabilities and stockholders' equity	$362,719	$386,067

See notes to consolidated financial statements.

	For the year ended December 31		
(Dollars in thousands, except per share amounts)	*2003*	*2002*	*2001*
Revenues			
Real estate sales	$247,878	$182,683	$138,992
Deferred gross profit on homesite sales	1,310	1,316	1,525
Interest income	1,285	3,363	6,010
Trading account profit, net	–	–	6,829
Other	2,535	2,889	3,670
Total revenues	253,008	190,251	157,026
Expenses			
Real estate expenses	221,657	165,616	134,148
Equity loss from unconsolidated Joint Venture	982	–	–
General and administrative expenses	14,938	13,560	10,456
Loss on redemption of 7% Notes	1,532	–	–
Interest expense	1,977	3,857	4,378
Other	2,013	1,577	1,700
Total expenses	243,099	184,610	150,682
Income from continuing operations before income taxes	9,909	5,641	6,344
Income tax benefit (expense)	8,554	(2,266)	(2,484)
Income from continuing operations after income taxes	18,463	3,375	3,860
Discontinued operations:			
Income (loss) from operations of discontinued operations (including gain on disposal of $2,649 in 2002)	–	1,265	(1,382)
Income tax benefit	–	987	532
Income (loss) from discontinued operations	–	2,252	(850)
Net income	$ 18,463	$ 5,627	$ 3,010
Basic EPS:			
Income from continuing operations after income taxes	$ 2.13	$ 0.38	$ 0.46
Income (loss) from discontinued operations	–	0.26	(0.10)
Net income	$ 2.13	$ 0.64	$ 0.36
Diluted EPS:			
Income from continuing operations after income taxes	$ 2.11	$ 0.38	$ 0.46
Income (loss) from discontinued operations	–	0.26	(0.10)
Net income	$ 2.11	$ 0.64	$ 0.36

See notes to consolidated financial statements.

(Dollars in thousands)	*Common Stock* *Shares*	*Common Stock* *Amount*	*Additional Paid-in Capital*	*Retained Earnings*	*Treasury Stock* *Shares*	*Treasury Stock* *Amount*
Balance at January 1, 2001	9,170,102	$9,170	$157,237	$49,129	(764,164)	($12,549)
Credit for income tax effect of utilizing pre-reorganization deferred income tax assets	–	–	445	–	–	–
Exchange of Notes	189,420	190	4,446	–	–	–
Net income	–	–	–	3,010	–	–
Balance at December 31, 2001	9,359,522	9,360	162,128	52,139	(764,164)	(12,549)
Credit for income tax effect of utilizing pre-reorganization deferred income tax assets	–	–	417	–	–	–
Exchange of Notes	193,000	193	4,451	–	–	–
Purchase of treasury stock	–	–	–	–	(7,700)	(174)
Net income	–	–	–	5,627	–	–
Balance at December 31, 2002	9,552,522	9,553	166,996	57,766	(771,864)	(12,723)
Credit for income tax effect of utilizing pre-reorganization deferred income tax assets	–	–	1,223	–	–	–
Conversion of 7% Notes into common stock	978,866	978	30,018	–	–	–
Exercise of stock options	10,006	10	240	–	–	–
Purchase of treasury stock		–	–	–	(379,758)	(8,875)
Net income		–	–	18,463		–
Balance at December 31, 2003	10,541,394	$10,541	$198,477	$76,229	(1,151,622)	($21,598)

There are 10,000,000 authorized shares of $0.10 par value preferred stock, none of which are issued.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	For the year ended December 31 2003	2002	2001
Operating Activities			
Net income	$18,463	$ 5,627	$ 3,010
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	4,381	5,399	4,976
(Income) loss from discontinued operations	–	(2,252)	850
Deferred gross profit	(1,310)	(1,316)	(1,525)
Equity loss from unconsolidated Joint Venture	982	–	–
Loss on redemption of 7% Notes	1,532	–	–
Deferred income taxes	(3,025)	1,279	(1,871)
Trading account profit	–	–	(6,829)
Changes in operating assets and liabilities:			
Restricted cash	(1,118)	(63)	(141)
Receivables	(5,975)	2,095	5,335
Inventories	(24,245)	(7,330)	(5,355)
Other assets	2,768	2,399	(9,575)
Accounts payable and accrued and other liabilities	2,833	3,295	(709)
Assets of discontinued operations	–	–	(470)
Net cash (used in) provided by operating activities	(4,714)	9,133	(12,304)
Investing Activities			
Investment in property, plant and equipment	(1,939)	(3,366)	(697)
Investment in unconsolidated Joint Venture	(19,132)	(868)	–
Net proceeds from sale of Rio Rico Resort	–	5,250	–
Proceeds from sale of marketable securities	–	–	76,806
Net cash (used in) provided by investing activities	(21,071)	1,016	76,109
Financing Activities			
Net proceeds from revolving line of credit	16,337	–	–
Payment of debt issuance costs	(1,751)	–	–
Principal payments of real estate borrowings	(2,264)	(1,859)	(1,193)
Redemption of 7% Convertible Subordinated Notes (including premium)	(64,566)	–	–
Repurchase of 7% Convertible Subordinated Notes	(7,585)	(1,050)	–
Purchase of treasury stock	(8,875)	(174)	–
Exercise of stock options	250	–	–
Net cash used in financing activities	(68,454)	(3,083)	(1,193)
(Decrease) Increase in cash	(94,239)	7,066	62,612
Cash and cash equivalents at beginning of year	118,839	111,773	49,161
Cash and cash equivalents at end of year	$24,600	$118,839	$111,773

(Dollars in thousands)	For the year ended December 31 2003	2002	2001
Supplemental Disclosures of Non-Cash Activities			
Land and other inventories	$ –	$16,412	$ –
Other assets	$ –	$ (9,965)	$ –
Notes, mortgage notes and other debt:			
Corporate	$31,129	$ (4,667)	$(4,636)
Real estate	$ –	$ 6,257	$ –
Common stock	$ 978	$ 193	$ 190
Additional paid-in capital	$31,241	$ 4,868	$ 4,446

Supplemental Disclosures of Cash Flow Information

	2003	2002	2001
Cash paid during the period for:			
Interest – Continuing operations (net of amount capitalized of $3,810, $4,086 and $4,244 in 2003, 2002 and 2001, respectively)	$ 2,341	$ 3,353	$ 3,827
Income tax payment	$ 4,200	$ 700	$ 1,385

See notes to consolidated financial statements.

December 31, 2003
(Dollars in thousands except per share data)

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation:
The consolidated financial statements include Avatar Holdings Inc. and its subsidiaries (Avatar). All significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those reported.

Due to Avatar's normal operating cycle being in excess of one year, Avatar presents unclassified consolidated balance sheets.

General:
Avatar is engaged in real estate operations. Avatar's residential community development activities include semi-custom and production homebuilding. In 2002, Avatar entered into a joint venture for development of a highrise condominium in Hollywood, Florida. Avatar also engages in a variety of other real estate-related activities, such as the operation of amenities, sale of commercial and industrial land, and the operation of a title insurance agency. Avatar also operates a water and wastewater utility at Rio Rico, Arizona.

Cash and Cash Equivalents and Restricted Cash:
Avatar considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. Due to the short maturity period of the cash equivalents, the carrying amount of these instruments approximates their fair values. Restricted cash includes deposits of $2,191 and $1,073 as of December 31, 2003 and 2002, respectively. These balances are comprised primarily of housing deposits from customers that will become available when the housing contracts close.

Receivables, net:
Receivables, net includes amounts in transit or due from title companies for house closings and contracts and mortgage notes receivable from the sale of homesites. As of December 31, 2003, the balance includes deferred gross profit and reserves of $890 and $504, respectively, and as of December 31, 2002, includes deferred gross profit and reserves of $1,840 and $556, respectively.

Land Inventories:
Land inventories are stated at the lower of cost or fair value in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Cost includes expenditures for acquisition, construction, development and carrying charges. Interest costs incurred during the period of land and construction development, when applicable, is capitalized as part of the cost of such projects. Land acquisition, construction and development costs are assigned to individual components of projects based on specific identification or other allocation methods based upon accounting principles generally accepted in the United States. The costs of amenities deeded to appropriate homeowner associations are considered community-wide costs and are allocated using the relative sales value method or other methods which approximate the relative sales value method based on accounting principles generally accepted in the United States. Amenities owned by Avatar are capitalized as Property, Plant and Equipment and depreciated principally by the straight-line method over the useful lives of the assets. Inventories to be disposed of are carried at the lower of cost or fair value less cost to sell.

Impairment of Long-Lived Assets:
Based on SFAS No. 144, Avatar is required to review the carrying value of each of its long-lived assets and write down the value of those long-lived assets for which it believes the values are not recoverable. SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. SFAS No. 144 also addresses the accounting for long-lived assets that are expected to be disposed of. Avatar periodically reviews the carrying value of its long-lived assets and, if such reviews indicate a lack of recovery of the net book value, adjusts the assets accordingly. During the fourth quarter of 2003, Avatar commenced redevelopment of a golf course

owned by Avatar in Poinciana to become the second course for the Solivita community. The old building, building improvements and land improvements from the original golf course were deemed not recoverable; therefore Avatar wrote off $372 of these assets. This write-off is included in Real Estate Expenses in the accompanying consolidated statements of operations for 2003. Other than the golf course assets written off during 2003, no impairment existed at December 31, 2003 or 2002. The provisions of SFAS No. 144 required Avatar to present the sale of the Rio Rico Resort and golf course during 2002 as discontinued operations (See Note S for additional discussion on Discontinued Operations).

Property, Plant and Equipment:
Property, plant and equipment are stated at cost and depreciation is computed principally by the straight-line method over the estimated useful lives of the assets, which range from 3 to 39 years. Maintenance and operating expenses of equipment utilized in the development of land are capitalized as land inventory cost. Repairs and maintenance are expensed as incurred.

Goodwill:
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, *Goodwill and Other Intangible Assets,* effective for fiscal years beginning after December 15, 2001. SFAS No. 142 no longer requires or permits the amortization of goodwill and indefinite-lived assets. These assets must be reviewed annually for impairment by applying a fair value-based test. If the carrying amount of these assets exceeds the fair value, then these assets are impaired. Other intangible assets will continue to be amortized over their useful lives. Avatar performed the required impairment tests of goodwill as of January 1, 2002, December 31, 2002 and December 31, 2003 and determined no impairment existed. Goodwill of $2,300 is included in Other Assets as of December 31, 2003 and 2002 in the consolidated balance sheets. Application of the provisions of SFAS No. 142 resulted in the elimination of goodwill amortization expense as of January 1, 2002.

The following table sets forth reported net income and earnings per share, as adjusted to exclude goodwill amortization for the year ended December 31, 2001:

	2001
Net income, as reported	$3,010
Add-back of amortization expense, net of taxes	591
Net income, proforma	*$3,601*
Earnings per share (basic and diluted), as reported	$ 0.36
Earnings per share (basic and diluted), proforma	$ 0.42

Revenues:
Sales of housing units are recognized when the sales are closed and title passes to the purchasers. Revenues from commercial, industrial and other land sales are recognized in full at closing, provided the purchaser's initial investment is adequate, all financing is considered collectible and Avatar is not obligated to perform significant future activities.

Advertising Costs:
Advertising costs are expensed as incurred. For the years ended December 31, 2003, 2002 and 2001, advertising costs totaled $3,989, $3,805 and $3,398, respectively, and are included in real estate expenses of the accompanying consolidated statements of operation.

Warranty Costs:
Warranty reserves for houses are established to cover potential costs for materials and labor with regard to warranty-type claims to be incurred subsequent to the closing of a house. Reserves are determined based on historical data. Avatar may have recourse against the subcontractors for claims relating to workmanship and materials. Warranty reserves are included in Accrued and Other Liabilities in the consolidated balance sheets.

During the years ended December 31, 2003 and 2002, changes in the warranty reserve consist of the following:

	2003	*2002*
Warranty reserve as of January 1	$ 639	$ 522
Estimated warranty expense	1,466	846
Amounts charged against warranty reserve	(1,128)	(729)
Warranty reserve as of December 31	$ 977	$ 639

Income Taxes:
Income taxes have been provided using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes.* Under SFAS No. 109, the liability method is used in accounting for income taxes where deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse.

Stock-Based Compensation:
Under SFAS No. 123, *Accounting for Stock-Based Compensation,* companies are allowed to measure compensation cost in connection with employee stock compensation plans using a fair value-based method or to use an intrinsic value-based method in accordance with APB No. 25, *Accounting for Stock Issued to Employees.* Avatar has elected to follow APB No. 25 and related interpretations in accounting for its employee stock options and has provided the appropriate disclosure in Note L to comply with SFAS No. 123. In December 2002, FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* SFAS No. 148 amended SFAS No. 123. Although it does not require use of the fair value method of accounting for stock-based compensation, it does provide alternative methods of transition. It also amended the disclosure provisions of SFAS No. 123 and APB No. 28, *Interim Financial Reporting,* requiring disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. Since Avatar has not elected to adopt the fair value recognition provisions of SFAS No. 123, adoption of SFAS No. 148 only required expanded disclosure of the effects of stock-based compensation in interim reporting.

Repurchase and Exchange of Common Stock and 7% Notes:
From January 1, 2003 through May 6, 2003, Avatar repurchased $8,875 of its common stock (representing 379,758 shares) and $7,585 principal amount of the 7% Notes under authorization of the Board of Directors to purchase, from time to time, shares of common stock and/or the 7% Notes in the open market, through privately negotiated transactions or otherwise, depending on market and business conditions and other factors. The balance of the authorization as of December 31, 2003 was $26,350.

During the first quarter of 2002, Avatar exchanged 193,000 shares of its common stock for Notes with a face value of $4,667. During the third and fourth quarters of 2001, Avatar exchanged 189,420 shares of its common stock for Notes with a face value of $4,636. These transactions were not induced exchanges.

During 2002, $174 of common stock (representing 7,700 shares) and $1,050 of the 7% Notes were repurchased.

Earnings Per Share:
Avatar presents earnings per share in accordance with SFAS No. 128, *Earnings Per Share.* Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of Avatar. In accordance with SFAS No. 128, the computation of diluted earnings per share for 2002 and 2001 did not assume the conversion of the 7% Notes because the effect was antidilutive. During 2003, Avatar redeemed the 7% Notes. Reference is made to Note H regarding the redemption of the 7% Notes.

The following table represents a reconciliation of weighted average shares outstanding for the years ended December 31, 2003, 2002 and 2001:

	2003	*2002*	*2001*
Basic weighted average shares outstanding	8,667,352	8,775,566	8,465,348
Effect of dilutive restricted stock	83,354	47,705	18,098
Effect of dilutive employee stock options	15,789	2,441	984
Diluted weighted average shares outstanding	8,766,495	8,825,712	8,484,430

Property Acquisitions:
During the third quarter of 2003, Avatar closed on the acquisition of land in Poinciana for a purchase price of $8,484. These properties are adjacent to Solivita and will

be utilized primarily for expansion of Solivita. In October 2003, Avatar contracted to acquire additional land in Poinciana, divided into four phases, and closed on the 606-acre Phase 4 for a purchase price of $7,311. The aggregate purchase price for the remaining phases ranges from approximately $22,750 to $27,700 depending upon the dates of closings thereon. For the remaining acres, closings are contracted to take place on approximately 1,200 acres by January 2006 and on approximately 566 acres by August 2007. The remaining acres are included in the accompanying balance sheets as of December 31, 2003 as $22,750 of land inventory not owned and obligations related to land inventory not owned.

During the third quarter of 2002, Avatar closed on the acquisition of property in the community of Cory Lake Isles in Tampa, Florida, at a purchase price approximating $15,053 including a prior deposit of $6,429. The balance paid at closing approximated: $2,177 of cash, assumption of $3,492 Community Development District obligations, a purchase money note and mortgage of $2,765 and assumption of other liabilities of $190. During December 2002, Avatar paid $559 of the purchase money note and mortgage reducing the outstanding balance to $2,206 as of December 31, 2002.

Recently Issued Accounting Pronouncements:
In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 did not have a material impact on Avatar's financial condition, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46 (Interpretation No. 46), *Consolidation of Variable Interest Entities.* Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities (VIEs) with equity investment at risk that is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties, or the equity investors lack some of the characteristics of a controlling financial interest. Interpretation No. 46 applied immediately to VIEs created after January 31, 2003.

Pursuant to the FASB's revision to Inerpretation No. 46, a public entity need not apply the provisions of Interpretation No. 46 to an interest held in a VIE or a potential VIE until the end of the first interim or annual period ending after March 15, 2004, if the VIE was created before February 1, 2003, and the public entity has not issued financial statements reporting that VIE as consolidated in accordance with Interpretation No. 46. Avatar evaluated the impact of Interpretation No. 46 as it relates to its equity interest in the Joint Venture for a highrise condominium and determined that it does not qualify as a VIE; thus, the Joint Venture is not subject to the consolidation provisions of Interpretation No. 46.

Reclassifications:
Certain 2002 and 2001 financial statement items have been reclassified to conform to the 2003 presentations.

NOTE B REAL ESTATE SALES

The components of real estate sales are as follows:

	For the year ended December 31		
	2003	*2002*	*2001*
Primary residential	$149,757	$114,573	$ 80,045
Active adult community	79,921	49,472	39,382
Rental, leasing, cable and other real estate operations	6,668	5,649	7,092
Commercial/industrial and other land sales	11,532	12,989	12,473
Total real estate sales	$247,878	$182,683	$138,992

NOTE C INVESTMENTS IN MARKETABLE SECURITIES

Investments in marketable securities are accounted for in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity.* During 2001, Avatar's portfolio consisted of held-to-maturity securities and trading securities. Held-to-maturity securities include U.S. Government issues, which matured in 2001. During the second quarter of 2001, Avatar sold substantially all of its trading securities investment portfolio for $34,806. The aggregate purchase price of the trading securities sold was $19,393 producing a total pre-tax realized gain of $15,413, of which $6,829 was recognized for the year ended December 31, 2001.

NOTE D LAND AND OTHER INVENTORIES

Inventories consist of the following:

	December 31	
	2003	2002
Land developed and in process of development	$125,226	$140,235
Land held for future development or sale	32,656	18,182
Dwelling units completed or under construction	54,162	37,873
Other	744	1,331
	$212,788	$197,621

NOTE E ESTIMATED DEVELOPMENT LIABILITY FOR SOLD LAND

The estimated cost to complete consists of required land and utilities improvements in all areas designated for homesite sales and are summarized as follows:

	December 31	
	2003	2002
Gross unexpended costs (net of recoveries of $2,822 in 2003 and $3,084 in 2002)	$22,671	$24,136
Less costs relating to unsold homesites	(4,877)	(4,955)
Estimated development liability for sold land	$17,794	$19,181

These estimates are based on annual engineering studies of quantities of work to be performed based on current estimated costs. These estimates are evaluated and adjusted accordingly.

Based on the current rate of community development, the homesite improvement costs totaling $17,794 are estimated to be incurred ratably over the next 25 to 30 years.

NOTE F PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and accumulated depreciation consist of the following:

	December 31	
	2003	2002
Land and improvements	$21,413	$19,092
Buildings and improvements	46,757	44,296
Machinery, equipment and fixtures	8,672	8,903
	76,842	72,291
Less accumulated depreciation	(23,300)	(24,143)
	$53,542	$48,148

Depreciation charged to operations during 2003, 2002 and 2001 was $3,087, $3,229 and $2,810, respectively.

NOTE G JOINT VENTURE

In December 2002, Avatar entered into a joint venture (the "Joint Venture") in which it has committed to fund up to $25,000 for development of Ocean Palms, a 38-story, 240-unit highrise condominium on a 3.5-acre site in Hollywood, Florida. In 2003, sales commenced and as of December 31, 2003, 184 units have been sold at an aggregate sales volume of $142,193. Construction was commenced in late 2003, and in December 2003, the Joint Venture closed on a $115,000 construction financing package and commenced development and construction. Avatar has a 50% equity interest in the Joint Venture and is accounting for its investment in the Joint Venture under the equity method, whereby it will recognize its proportionate share of the profits and losses. As of December 31, 2003, Avatar funded $20,000 of its commitment to fund the Joint Venture.

The following is the Joint Venture's balance sheet as of December 31, 2003:

Assets:	
Cash and cash equivalents	$ 585
Restricted cash	20,591
Land and other inventories	35,441
Other assets	3,764
Total assets	$60,381
Liabilities and equity:	
Accounts payable	$ 1,075
Deposits	24,971
Notes payable	16,497
Equity of:	
Avatar	20,000
Joint Venture partner	(199)
Retained earnings (loss)	(1,963)
Total liabilities and equity	$60,381

Avatar's share of the net loss from the Joint Venture of $982 for the year ended December 31, 2003, is included in real estate expenses in Avatar's accompanying consolidated statement of operations for the year ended December 31, 2003.

The following is the Joint Venture's statement of operations for the year ended December 31, 2003:

	2003
Interest and other income	$ 158
Costs and expenses	2,121
Net loss	$(1,963)
Avatar's share of net loss	$ (982)

NOTE H NOTES, MORTGAGE NOTES AND OTHER DEBT

Notes, mortgage notes and other debt are summarized as follows:

	December 31	
	2003	2002
Corporate:		
7% Convertible Subordinated Notes	$ –	$102,014
Real estate:		
Secured Line of Credit Facility, LIBOR + 2.50% - 3.00%, due 2006	$16,337	$ –
6.4% Bonds payable, due 2011	3,434	3,492
5% Purchase Money Mortgage Note payable, due 2004	–	2,206
	$19,771	$ 5,698

On July 1, 2003, Avatar called for partial redemption on July 31, 2003, of $60,000 of the $94,429 in aggregate principal amount outstanding of the 7% Convertible Subordinated Notes due April 2005 (the "7% Notes"). On October 24, 2003, Avatar called for redemption on November 25, 2003, of all 7% Notes remaining outstanding. The redemption price was $1.02 per $1.00 principal amount, plus accrued interest from April 1, 2003 or October 1, 2003, respectively, to the respective redemption date. The 7% Notes were convertible into Avatar common stock at a conversion price of $31.80 per share, or 31.447 shares per $1.00 principal amount of the 7% Notes. Rights of holders to effect conversion of the 7% Notes called for redemption expired at the close of business on July 29, 2003 and November 21, 2003, respectively. No accrued interest was paid with respect to any 7% Notes that were surrendered for conversion.

Of the $94,429 aggregate principal amount of the 7% Notes outstanding in 2003, $63,300 principal amount was redeemed for a total of $64,566 inclusive of redemption premium, plus accrued interest of $1,306; and $31,129 principal amount was converted into 978,866 shares of Avatar common stock. As a result of the redemptions, a net pre-tax loss of $1,532 was recorded in the consolidated statements of operations for 2003.

On July 31, 2003, Avatar entered into a six-month, $30,000 Revolving Line of Credit Facility (the *Short-Term Facility*) with an interest rate of LIBOR plus 2.5% which was secured by certain real property.

On December 30, 2003, Avatar entered into a three-year, $100,000 Secured Revolving Line of Credit Facility (the "Long-Term Facility") which replaced the Short-Term Facility. The Long-Term Facility is secured by real property currently consisting of Crescent Lakes and Cypress Woods in Poinciana, Solivita, Bellalago, Cory Lake Isles and Harbor Islands, having an aggregate book value of $149,377, as of December 31, 2003. The proceeds may be used for general corporate purposes, current developments and new opportunities. The interest rate for the Long-Term Facility ranges from LIBOR plus 2.5% to LIBOR plus 3.0%. As of December 31, 2003, assignments of collateral were recorded to support $35,000 of borrowing under the Long-Term Facility, Avatar had utilized approximately $16,000, and availability was approximately $19,000.

Interest capitalized during 2003, 2002 and 2001 amounted to $3,810, $4,086 and $4,244, respectively.

Maturities of notes, mortgage notes and other debt at December 31, 2003, are as follows:

	Real Estate
2004	$ –
2005	–
2006	16,337
2007	–
2008	–
thereafter	3,434
	$19,771

NOTE I EMPLOYEE BENEFIT PLANS

Avatar has a defined contribution savings plan that covers substantially all employees. Under this savings plan, Avatar contributes to the plan based upon specified percentages of employees' voluntary contributions. Avatar's contributions to the plan for the years ended December 31, 2003, 2002 and 2001 were $164, $0 and $136, respectively.

NOTE I EMPLOYEE BENEFIT PLANS – CONTINUED

Avatar also had a non-contributory defined benefit pension plan that covered substantially all employees of its subsidiary, Avatar Utilities Inc. However, on September 15, 2000, Avatar terminated this defined benefit pension plan, and annuities were purchased for retirees and terminated vested employees on or about October 31, 2000. Avatar's funding policy was to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. On February 11, 2002, Avatar received a favorable determination letter from the Internal Revenue Service for the pension plan termination and distributed the plan assets during 2002.

The following table sets forth the defined benefit plan's funded status as of December 31, 2001 and the retirement expense recognized in the consolidated statements of operations for the years then ended.

	2001
Actuarial present value of benefit obligations:	
Accumulated benefit obligation, including vested benefits of $2,199	$ 2,199
Projected benefit obligation for services rendered to date	$ (2,199)
Plan assets at fair value	1,347
Projected benefit obligation less than plan assets	(852)
Unrecognized net loss	992
Accrued pension cost included in accrued and other liabilities	$ 140
Net retirement cost included the following components:	
Defined benefit plan:	
Service cost – benefits earned during the period	$ –
Interest cost on projected benefit obligation	106
Actual return on plan assets	(51)
Net amortization and deferral	(50)
Curtailment	–
Settlements	–
Net pension cost	5
Defined contribution plan	136
Total retirement expense	$ 141
Change in benefit obligations:	
Projected benefit obligation at beginning of year	$ 1,429
Service cost	–
Interest cost	106
Loss on benefit obligation	762
Benefits paid	(98)
Curtailments	–
Settlements	–
Projected benefit obligation at end of year	$ 2,199
Change in plan assets:	
Plan assets at beginning of year	$ 1,394
Employer contributions	–
Return on plan assets	51
Benefits paid	(98)
Settlements	–
Plan assets at end of year	$ 1,347

The actuarial assumptions used in determining the present value of the projected benefit obligation were: weighted average discount rate of 5.5% for 2001, rate of increase in future compensation levels of 5% in 2001 and expected long-term rate of return on plan assets of 8% in 2001.

Plan assets were primarily invested in fixed income securities of a major insurance company.

NOTE J LEASE COMMITMENTS

Avatar leases the majority of its administration and sales offices under operating leases that expire at varying times through 2009. Rental expense for the years 2003, 2002 and 2001 were $1,413, $1,343 and $1,184, respectively. Minimum rental commitments under non-cancelable operating leases as of December 31, 2003 were as follows: 2004 – $856; 2005 – $846; 2006 – $778; 2007 – $771; 2008 – $790; thereafter – $81.

NOTE K ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities are summarized as follows:

	December 31	
	2003	*2002*
Property taxes and assessments	$ 607	$ 1,514
Customer deposits and advances	24,617	15,320
Interest	–	1,786
Accrued compensation	6,291	5,303
Contract retention	1,124	1,365
Other	3,315	11,543
	$35,954	$36,831

NOTE L STOCK-BASED COMPENSATION AND EXECUTIVE INCENTIVE COMPENSATION

Under the Amended and Restated 1997 Incentive and Capital Accumulation Plan, as amended (the "Incentive Plan") an aggregate of 900,000 shares of Avatar Common Stock, subject to certain adjustments, are available for grant, with a maximum individual limitation of 500,000 shares. There were 249,496 shares of common stock reserved for future grants at December 31, 2003.

Pursuant to the Incentive Plan, on December 7, 1998, Avatar entered into a restricted stock unit agreement with Avatar's President, which was amended and restated as of October 20, 2000. Under the restricted stock unit agreement, as amended, Avatar's President was awarded an opportunity to receive 100,000 performance-conditioned restricted stock units, conditioned upon (i) the closing price of Avatar Common Stock being at least $25.00 per share for 20 trading days out of 30 consecutive trading days during the period beginning October 21, 2000 and ending December 31, 2005 (the "Grant Period"); and (ii) the continued employment at the time the foregoing condition is satisfied. In addition, on October 20, 2000, Avatar's President was awarded an opportunity to receive an additional 50,000 performance-conditioned restricted stock units on terms similar to the foregoing. As of May 25, 2001, the closing price of Avatar's Common Stock was at least $25.00 for 20 trading days out of 30 consecutive trading days. Therefore, the restricted stock units, representing 150,000 shares of Avatar Common Stock, were granted. Units granted to Avatar's President vest in full on December 31, 2005 or upon the earlier occurrence of a change in control of Avatar, provided that in either case, he is then employed by Avatar. Avatar has accrued compensation expense of $870, $673 and $707 for the years ended December 31, 2003, 2002 and 2001, respectively, attributable to these restricted stock units.

On February 13, 1997, Avatar entered into a Nonqualified Stock Option Agreement (the "Options") with Avatar's President and granted him an option to purchase 225,000 shares of Avatar Common Stock at $34.00 per share (such price being considered not less than 100% of the then Fair Market Value as defined in the Incentive Plan). The Options became exercisable with respect to 45,000 shares on each February 13, from 1998 through 2002. On March 27, 2003, these nonqualified stock options were cancelled, and in lieu thereof, Avatar's President was granted performance-conditioned restricted stock units.

On March 27, 2003, Avatar entered into five restricted stock unit agreements with Avatar's President, pursuant to which he has been awarded under the Incentive Plan the opportunity to receive performance-conditioned restricted stock units, conditioned upon (i) the closing price of Avatar Common Stock being at least equal to a specified hurdle price for 20 trading days out of 30 consecutive trading days during the period beginning March 27, 2003 and ending December 31, 2008; and (ii) his continued employment at the time the foregoing condition is satisfied. At such time as the closing price of Avatar Common Stock is at least $34.00, Avatar's President will be granted 50,000 restricted stock units; at least $38.00, an additional 23,700 restricted stock units will be granted; at least $42.00, an additional 20,000 restricted stock units will be granted; at least $46.00, an additional 15,000 restricted stock units will be granted; and at least $50.00, an additional 16,300 restricted stock units will be granted. Any units granted vest in full on December 31, 2008.

As of December 29, 2003, the closing price of Avatar's Common Stock was at least $34.00 for 20 trading days out of 30 consecutive trading days. Therefore, the restricted stock units, representing 50,000 shares of Avatar Common Stock, were granted. In addition, as of February 6, 2004, the closing price of Avatar's Common Stock was at least $38.00 for 20 trading days out of 30 consecutive trading days. Therefore, the restricted stock units, representing 23,700 shares of Avatar Common Stock, were granted. Units granted to Avatar's President vest in full on December 31, 2008 or upon the earlier occurrence of a change in control of Avatar, provided that, in either case, he is then employed by Avatar.

On March 27, 2003, Avatar entered into restricted stock unit agreements with certain executives, pursuant to which they have been awarded under the Incentive Plan the opportunity to receive performance-conditioned restricted stock units conditioned upon (i) the closing price of Avatar Common Stock being at least $34.00 for 20 trading days out of 30 consecutive trading days during the period beginning March 27, 2003 and ending December 31, 2007; and (ii) the continued employment at the time the foregoing condition is satisfied. As of December 29, 2003, the closing price of Avatar's Common Stock was at least $34.00 for 20 trading days out of 30 consecutive trading days. Therefore, the restricted stock units, representing 50,000 shares of Avatar Common Stock, were granted. Units granted to these executives vest in full on December 31, 2007 or upon the earlier occurrence of a change in control of Avatar, provided that, in either case, the respective executive is then employed by Avatar.

On February 19, 1999, Avatar entered into Nonqualified Stock Option Agreements with certain members of management and granted them options to purchase a total of 160,000 shares of Avatar Common Stock at $25.00 per share (such price being considered not less than 100% of the then Fair Market Value as defined in the Incentive Plan). The Options became exercisable at a rate of 33-1/3% on each February 19, from 2000 through 2002. Unexercised Options will expire on February 19, 2009. As of December 31, 2003, 10,006 of these options have been exercised.

On April 9, 1999, Avatar entered into a Nonqualified Stock Option Agreement with an individual who is a former member of management, under which an option to purchase 30,000 shares of Avatar Common Stock at $25.00 per share was granted (such price being considered not less than 100% of the then Fair Market Value as defined in the Incentive Plan). The Options became exercisable at the rate of 50% on each April 1, 2000 and 2001. Unexercised Options will expire on April 1, 2009. As of December 31, 2003, none of these options has been exercised.

On March 13, 2003, Avatar entered into Nonqualified Stock Option Agreements with certain executives and granted them options to purchase a total of 120,000 shares of Avatar Common Stock at $25.00 per share (such price being considered not less than 100% of the then Fair Market Value as defined in the Incentive Plan). The Options vest and become exercisable on December 31, 2007. Unexercised Options will expire on March 31, 2013.

A summary of the status of the Incentive Plan as of December 31, 2003, 2002 and 2001 and changes during the years then ending is presented below:

	2003		*2002*		*2001*	
	Number of Options (000's)	*Average Exercise Price per Option*	*Number of Options (000's)*	*Average Exercise Price per Option*	*Number of Options (000's)*	*Average Exercise Price per Option*
Outstanding at beginning of year	415	$30	415	$30	415	$30
Granted	120	25	–	–	–	–
Exercised	(10)	25	–	–	–	–
Cancelled	(225)	34	–	–	–	–
Outstanding at end of year	300	$25	415	$30	415	$30
Exercisable at end of year	180	$25	415	$30	317	$30
Weighted-average per share fair value of options granted during the year	$11.65		$ –		$ –	

NOTE L STOCK-BASED COMPENSATION AND EXECUTIVE INCENTIVE COMPENSATION – CONTINUED

Avatar applies APB No. 25 and related interpretations in accounting for the Incentive Plan. If Avatar had elected to account for the Incentive Plan under SFAS No. 123, as amended by SFAS No. 148, compensation cost for the Incentive Plan would have been determined based on the fair value at the grant dates. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average per share, fair value of options granted and assumptions:

Date of Grant	*Weighted Average of Options Granted*	*Risk-Free Interest Rate*	*Expected Volatility*	*Dividend Yield*	*Expected Life*
February 1999	$ 8.49	5.06%	31.3%	0.0%	10 years
April 1999	$ 8.06	5.27%	31.3%	0.0%	10 years
March 2003	$11.65	3.73%	28.8%	0.0%	10 years

SFAS No. 123, as amended by SFAS No. 148, requires disclosure of pro forma income and pro forma income per share as if the fair value-based method had been applied in measuring compensation expense. The following table summarizes pro forma net income and earnings per share in accordance with SFAS No. 123, for the years ended December 31, 2003, 2002 and 2001 had compensation expense for Avatar's option plan been based on fair value at the grant date:

	2003	*2002*	*2001*
Net income – as reported	$18,463	$5,627	$ 3,010
Deduct: stock-based compensation expense determined using the fair value method, net of related tax effects	(146)	(147)	(1,230)
Net income – pro forma	$18,317	$5,480	$ 1,780
Earnings Per Share:			
Basic			
As reported	$ 2.13	$ 0.64	$ 0.36
Pro forma	$ 2.11	$ 0.62	$ 0.21
Diluted			
As reported	$ 2.11	$ 0.64	$ 0.36
Pro forma	$ 2.09	$ 0.62	$ 0.21

During March 2003, Avatar entered into earnings participation award agreements with certain executive officers providing for a cash award and a stock award relating to achievement of performance goals. The cash award entitles the executives to a cash payment with respect to each fiscal year beginning 2003 and ending 2007 equal to a percentage of Avatar's gross profit (as defined) over minimum levels established. The stock award entitles the executives to receive a number of shares of Avatar Common Stock having a fair market value (as defined) equal to a percentage of the excess of actual gross profit (as defined) from January 1, 2003 through December 31, 2007 over minimum levels established. Avatar's gross profit for fiscal year 2003 did not exceed the minimum levels established; therefore, $0 has been accrued as of December 31, 2003.

During October 2000, Avatar entered into cash bonus award agreements with certain executive officers providing for periodic cash payments upon the attainment of certain levels of cash flow in excess of a specified return to Avatar in the Harbor Islands project. Avatar has accrued compensation expense of $2,355, $2,163 and $0 for the years ended December 31, 2003, 2002 and 2001, respectively, attributable to this cash bonus award agreement.

NOTE M INCOME TAXES

In January 2004, the Internal Revenue Service commenced an examination of Avatar's 2000 consolidated federal income tax return. Since the examination is in the early stages, Avatar is not aware of any issues or potential adjustments.

The tax benefit of $8,554 for 2003 includes a tax benefit of $8,639 as a result of the elimination of certain income tax reserves, a tax benefit of $4,000 as a result of a reduction to the valuation allowance for deferred income taxes (as discussed below) and income tax expense of $4,085. The effect of these income tax adjustments on basic and diluted earnings per share was $1.46 and $1.44, respectively.

Avatar has recorded a valuation allowance of $18,000 with respect to the deferred income tax assets. Included in the valuation allowance for deferred income tax assets is approximately $1,000 which, if utilized, will be credited to additional paid-in capital. During 2003, Avatar decreased the valuation allowance by $5,000, which is primarily attributable to the tax-over-book basis of land inventory related to Harbor Islands. Included in this change in valuation allowance was $1,223, which was credited to additional paid-in capital representing the benefit of utilizing deferred income tax assets, which were generated in years prior to reorganization on October 1, 1980.

The components of income tax expense (benefit) from continuing operations for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Current			
Federal	$ 2,068	$1,593	$4,767
State	350	270	810
Total current	2,418	1,863	5,577
Deferred			
Federal	(9,384)	345	(2,645)
State	(1,588)	58	(448)
Total deferred	(10,972)	403	(3,093)
Total income tax expense (benefit)	$ (8,554)	$2,266	$2,484

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities as of December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred income tax assets		
Tax-over-book basis of land inventory	$18,000	$21,000
Unrecoverable land development costs	1,000	1,000
Tax-over-book basis of depreciable assets	2,000	2,000
Executive incentive compensation	2,000	1,000
Other	2,776	2,751
Total deferred income tax assets	25,776	27,751
Valuation allowance for deferred income tax assets	(18,000)	(23,000)
Net deferred income taxes	$ 7,776	$ 4,751

A reconciliation of income tax expense (benefit) before discontinued operations to the expected income tax expense (benefit) at the federal statutory rate of 35% for each of the years ended December 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001
Income tax expense computed at statutory rate	$ 3,468	$1,974	$2,220
State income tax expense, net of federal effect	353	204	229
Other	264	88	35
Elimination of liability for tax related issues	(8,639)	–	–
Change in valuation allowance on deferred tax assets	(4,000)	–	–
Income tax expense (benefit)	$(8,554)	$2,266	$2,484

In years 1988 through 1998, Avatar elected the installment method for recording a substantial amount of its homesite and vacation ownership sales in its federal income tax return, which deferred taxable income into future fiscal periods. As a result of this election, Avatar will be required to pay compound interest on certain federal income taxes in 2003 attributable to the taxable income deferred under the installment method to the extent that any of this deferred income is realized in 2003. Avatar anticipates that the interest amount for 2003 will be approximately $300 net of tax benefits. Avatar believes that any potential future interest amounts, if any, will not be material to its financial position and results of operations of the affected future periods.

NOTE N CONTINGENCIES

Avatar is involved in various pending litigation matters primarily arising in the normal course of its business. Although the outcome of these matters cannot be determined, management believes that the resolution of these matters will not have a material effect on Avatar's business or financial statements.

In addition, on July 22, 2003, a holder of the 7% Notes filed a lawsuit against Avatar and certain of its officers in the federal district court of Delaware seeking class action status and alleging that Avatar violated Section 12(a)(2) of the Securities Act of 1933 with respect to its partial redemption of $60,000 of the 7% Notes. Avatar believes that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

NOTE O OTHER MATTERS

At Avatar's community of Solivita, tax-exempt bond financing is utilized to fund and manage portions of infrastructure consisting primarily of stormwater management facilities, drainage works, irrigation facilities, water and wastewater utilities and offsite roadways. The bond financing was obtained by the Poinciana Community Development District (the "CDD"), a local government district operating in accordance with Chapter 190 of the Florida Statutes. The bonds are serviced by special assessment taxes levied on certain property within Solivita, which property is collateral for the obligations and such assessments, with Avatar paying the assessments on the parcels owned by Avatar until such parcels are sold. At such point, the liability for the assessments related to parcels sold becomes the responsibility of the purchasers through a tax assessment on their property. Property owned by Avatar does not serve as collateral for the bonds; and the bonds are not a liability of Avatar.

NOTE P FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS

In accordance with SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information,* Avatar's current real estate operations include the following segments: the development, sale and management of an active adult community; the development and sale of primary residential (including construction of semi-custom homes and production single-family homes); and the sale of commercial, industrial or other land.

Effective 2002, the following operations no longer qualified as reportable operating segments in accordance with SFAS No. 131: rental and leasing of shopping centers, property management services, title insurance agency operations and cable television operations. The operating data for 2003, 2002 and 2001 for these operations are included in the "Other Operations" category. Also during 2002, the Resort segment no longer qualified as a reportable operating segment in accordance with SFAS No. 131 due to the sale of the Rio Rico Resort and golf course in Arizona (See Note S for discussion on Discontinued Operations) and the expiration of a lease to a third party operator for the Poinciana Golf and Racquet Club.

The following tables summarize Avatar's information for reportable segments for the years ended December 31, 2003, 2002 and 2001:

	For the year ended December 31		
	2003	*2002*	*2001*
Revenues:			
Segment revenues			
Primary residential	$149,757	$114,573	$ 80,045
Active adult community	79,921	49,472	39,382
Commercial and industrial and other land sales	11,532	12,989	12,473
Other Operations	8,695	7,815	9,341
	249,905	184,849	141,241
Unallocated revenues			
Deferred gross profit	1,310	1,316	1,525
Interest income	1,285	3,363	6,010
Trading account profit, net	–	–	6,829
Other	508	723	1,421
Total revenues	$253,008	$190,251	$157,026

NOTE P FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS – CONTINUED

	For the year ended December 31		
	2003	2002	2001
Operating Income (loss):			
Segment operating income (loss)			
Primary residential	$ 22,408	$ 21,011	$ 9,823
Active adult community	(392)	(9,176)	(8,936)
Commercial and industrial and other land sales	8,537	8,852	6,616
Other operations	1,434	2,329	4,042
	31,987	23,016	11,545
Unallocated income (expenses)			
Deferred gross profit	1,310	1,316	1,525
Interest income	1,285	3,363	6,010
Trading account profit, net	–	–	6,829
Equity loss from unconsolidated Joint Venture	(982)	–	–
General and administrative expenses	(14,938)	(13,560)	(10,456)
Loss on redemption of 7% Notes	(1,532)	–	–
Interest expense	(1,977)	(3,857)	(4,378)
Other real estate expenses	(5,244)	(4,637)	(4,731)
Income from continuing operations before income taxes	$ 9,909	$ 5,641	$ 6,344

	December 31	
	2003	2002
Assets:		
Segment assets		
Primary residential	$115,943	$ 91,031
Active adult community	88,561	78,565
Commercial and industrial and other land sales	9,224	9,088
Unallocated assets	148,991	207,383
Total assets	$362,719	$386,067

(a) Avatar's businesses are primarily conducted in the United States.

(b) Identifiable assets by segment are those assets that are used in the operations of each segment.

(c) No significant part of the business is dependent upon a single customer or group of customers.

(d) Rental and leasing of shopping centers, property management services, title insurance agency operations, cable television operations, Arizona utilities and results of management services and water facility operating results, which Avatar retained in Florida, do not qualify individually as separate reportable segments and are included in "Other operations."

(e) The caption "Unallocated assets" under the table depicting the segment assets represents the following as of December 31, 2003 and 2002, respectively: cash and cash equivalents of $19,570 and $117,495; land inventories of $76,147 and $61,900 (a majority of which is bulk land); property, plant and equipment of $18,834 and $14,619 (a significant portion of which is the water operations in Arizona); investment in unconsolidated joint venture of $19,018 and $868; receivables of $4,514 and $3,162; deferred income taxes of $7,776 and $4,751; and other assets of $3,132 and $4,588. None of the foregoing qualifies as a reportable segment in accordance with SFAS No. 131.

(f) There is no interest expense from primary residential, active adult community, and commercial, industrial and other land sales included in segment operating profit/(loss) for 2003, 2002 and 2001.

(g) Included in segment operating profit/(loss) for 2003 is depreciation expense of $188, $1,580 and $1,319 from primary residential, active adult community and unallocated corporate/other, respectively. Included in segment operating profit/(loss) for 2002 is depreciation expense of $184, $1,798 and $1,247 from primary residential, active adult community, and unallocated corporate/other, respectively. Included in segment operating profit/(loss) for 2001 is depreciation expense of $243, $1,682 and $712 from primary residential, active adult community and unallocated corporate/other, respectively.

NOTE Q FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of Avatar's financial instruments at December 31, 2003 and 2002 are as follows:

	2003		2002	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
Cash and cash equivalents	$ 24,600	$ 24,600	$118,839	$118,839
Restricted cash	$ 2,191	$ 2,191	$ 1,073	$ 1,073
Receivables, net	$ 14,131	$ 14,131	$ 6,846	$ 6,846
Notes, mortgage notes and other debt:				
Corporate:				
7% Convertible Subordinated Notes	$ –	$ –	$102,014	$101,422
Real estate:				
Secured Revolving Line of Credit Facility	$ 16,337	$ 14,449	$ –	$ –
5% Purchase Money Mortgage Note payable	$ –	$ –	$ 2,206	$ 2,077
6.4% Bonds payable	$ 3,434	$ 2,151	$ 3,492	$ 2,051

Avatar, in estimating the fair value of financial instruments, used the following methods and assumptions:

Cash and cash equivalents and restricted cash: The carrying amount reported in the balance sheet for cash approximates its fair value.

Receivables, net: The carrying amount reported in the consolidated balance sheet for receivables, net approximates its fair value since a significant portion of these receivables represents amounts in transit or due from title companies for house closings and contracts.

Convertible Subordinated Notes: At December 31, 2002, the fair value of the 7% Notes is estimated based on quoted market prices.

Real Estate Notes Payable: The fair values of notes payable are estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

NOTE R QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2003 and 2002 is as follows:

	2003 Quarter			
	First	*Second*	*Third*	*Fourth*
Net revenues	$50,604	$57,622	$57,994	$86,788
Expenses	47,479	58,006	58,305	79,309
Income (loss) from continuing operations	3,125	(384)	(311)	7,479
Income tax benefit (expense)	(1,103)	107	9,345	205
Net income (loss)	$ 2,022	$ (277)	$ 9,034	$ 7,684
Earnings per share:				
Basic	$ 0.23	$ (0.03)	$ 1.05	$ 0.85
Diluted	$ 0.23	$ (0.03)	$ 1.03	$ 0.84

NOTE R QUARTERLY FINANCIAL DATA (UNAUDITED) – CONTINUED

	2002 Quarter			
	First	Second	Third	Fourth
Net revenues	$35,924	$47,587	$46,950	$59,790
Expenses	38,653	46,139	46,914	52,904
Income (loss) from continuing operations	(2,729)	1,448	36	6,886
Income tax benefit (expense)	1,086	(593)	(14)	(2,745)
Income (loss) from continuing operations after income taxes	(1,643)	855	22	4,141
Income (loss) from discontinued operations	(62)	(135)	(413)	2,862
Net income (loss)	$ (1,705)	$ 720	$ (391)	$ 7,003
Basic and Diluted EPS:				
Income (loss) from continuing operations after income taxes	$ (0.19)	$ 0.10	$ (0.05)	$ 0.52
Net income (loss)	$ (0.20)	$ 0.09	$ (0.05)	$ 0.80

(1) Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with the per share amounts for the year.

(2) During the first quarter of 2003, Avatar closed on the sale to Lowe's Home Improvement Warehouse of a 150-acre site for a pre-tax profit of approximately $2,700.

(3) During the third quarter of 2003, Avatar recorded a tax benefit of $8,639 as a result of the elimination of certain income tax reserves.

(4) During the fourth quarter of 2003, Avatar closed on the sale to Wal-Mart of a 26.09-acre site for a pre-tax profit of approximately $3,200. Also contributing to the increase in income for the fourth quarter of 2003 were increased closings in primary and active adult homebuilding operations. In addition, Avatar reduced the valuation allowance for deferred income taxes by $5,000 of which $4,000 was attributable to the tax-over-book basis difference of land inventory related to Harbor Islands which was recorded as a tax benefit during the fourth quarter of 2003.

(5) During the fourth quarter of 2002, Avatar closed the sale of the remaining 692-acre tract in Cape Coral, Florida for a pre-tax profit of approximately $7,700.

NOTE S DISCONTINUED OPERATIONS

In October 2002, Avatar closed on the sale of the assets of the Rio Rico Resort and golf course located in Arizona for a sales price of $5,500, subject to certain adjustments. In accordance with SFAS No. 144 the results of operations for 2002 and 2001 have been classified as discontinued operations. The sales transaction resulted in a pre-tax gain of approximately $2,649 and is classified in Avatar's consolidated statement of operations for the year 2002 as a gain from the sale of discontinued operations. Discontinued operations included revenues from operations of $4,799 and $5,935 for the years ended December 31, 2002 and 2001, respectively.

NOTE T SUBSEQUENT EVENTS

On February 25, 2004, Avatar closed on the sale of the Harbor Islands marina located in Hollywood, Florida for a sales price of approximately $6,700. This sale will result in a pre-tax gain of approximately $2,700 for the quarter ending March 31, 2004.

Stockholders and Board of Directors
Avatar Holdings Inc.

We have audited the accompanying consolidated balance sheets of Avatar Holdings Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avatar Holdings Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Miami, Florida
February 19, 2004, except for
Note T as to which the date
is February 25, 2004

(Dollars in thousands)

The following discussion should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

OVERVIEW

We are engaged in real estate operations. Our residential community development activities include semi-custom and production homebuilding. In 2002, we entered into a joint venture for development of a highrise condominium in Hollywood, Florida. We also engage in a variety of other real estate-related activities, such as the operation of amenities, the development and sale of commercial and industrial properties, the operation of a title insurance agency, and the operation of a water and wastewater utility at Rio Rico, Arizona.

RESIDENTIAL REAL ESTATE

Revenues and sales data derived from primary and active adult homebuilding operations for the years ended December 31, 2003, 2002 and 2001 are summarized under "Results of Operations."

Communities Under Development

Active Adult Community

Solivita. Solivita is located in Poinciana, approximately 21 miles south of Orlando and 20 miles from Walt Disney World. Since commencement in 1998, we have developed approximately 100,000 square feet of recreation and service facilities, including a fitness center, a golf clubhouse, restaurants, arts and crafts rooms, a café/newsstand, other meeting and theater facilities, and a Ron Garl-designed 18-hole golf course. The community's active park houses a variety of sporting and games facilities, including an official softball field, a basketball court and five tennis courts. Future plans may include the development and construction of additional recreation and service facilities.

During the third quarter of 2003, we closed on the acquisition of 907 acres of land in Poinciana, adjacent to Solivita, for a purchase price of $8,484, to be utilized primarily for expansion of Solivita.

Also during 2003, we commenced redevelopment of a golf course owned by Avatar in Poinciana to become the second course for the Solivita community. We anticipate that this course will be operational by the end of 2004.

We have financed development and construction of Solivita through available capital. In addition, we formed a Community Development District that issued tax-exempt bonds to fund and manage portions of infrastructure consisting primarily of stormwater management facilities, drainage works, irrigation facilities, water and wastewater utilities and offsite roadways.

Solivita opened during the second quarter of 2000. From inception, 1,010 homes have been closed, and approximately 1,800 individuals resided in the community as of December 31, 2003.

During 2003, we sold 503 units at Solivita, with a sales value of approximately $103,415 (see "Results of Operations").

Primary Residential Development

Our primary residential development includes construction of production homes, both on scattered lots and on contiguous parcels as part of planned communities, within our existing Poinciana, Florida, and Rio Rico, Arizona, communities. Our primary residential operations also include the development and construction of semi-custom homes within our Harbor Islands, Florida, community. During the fourth quarter of 2003, we commenced closings at our Central Florida community of Bellalago which opened for sales in late 2002. Also during 2003, we commenced sales and closings within Cory Lake Isles, in Tampa, Florida, on parcels acquired in 2002.

Poinciana. Our housing programs in Poinciana include the residential communities of Crescent Lakes, Cypress Woods and the Estates of Deerwood, as well as scattered lot housing programs. During 2003, we sold 792 single-family homes with a total sales value of approximately $113,240 (see "Results of Operations"). We also own and operate a cable television subsidiary and conduct a title insurance agency business at Poinciana.

In 2003, we contracted to acquire additional land in Poinciana, divided into four phases, and closed on the 606-acre Phase 4 for a purchase price of $7,311. The aggregate purchase price for the remaining phases ranges from approximately $22,750 to $27,700 depending upon the dates of closings thereon. For the remaining acres, closings are contracted to take place on approximately 1,200 acres by January 2006 and on approximately 566 acres by August 2007 (The "2003 Poinciana Phased Purchase").

Bellalago. Bellalago includes approximately one mile of frontage along Lake Tohopekaliga, one of the largest lakes in Florida, and frontage on Pleasant Hill Road. Bellalago is planned for more than 1,600 single-family units, with additional land available for single-family, multi-family and commercial development. Sales of housing units at Bellalago commenced during 2002, and closings commenced during 2003. During 2003, we sold 331 single-family units with sales value of approximately $76,097 (see "Results of Operations").

Cory Lake Isles. During 2003, we commenced sales of homes within the water-oriented, master-planned community of Cory Lake Isles in Tampa, Florida. Plans for the property include construction of 358 homes in three separate neighborhoods on 50-, 60- and 65-foot homesites and 12 custom homes on 85-foot homesites. The remaining site of approximately 30 acres is currently contemplated for development of approximately 225 townhomes. During 2003, we sold 31 single-family homes with a total sales value of approximately $7,573 (see "Results of Operations").

Harbor Islands. Harbor Islands encompasses 192 acres, including 30 acres conveyed to the City of Hollywood for parks, adjoining the Intracoastal Waterway in Hollywood, Florida. During 2003, we sold 27 units with a sales value of approximately $38,615 (see "Results of Operations"). As of December 31, 2003, 20 units remain for sale, and 28 units that have been sold remain to be closed.

Rio Rico. Rio Rico is located 57 miles south of Tucson in southern Arizona. In 2003, we sold 74 single-family homes with sales value of approximately $10,431 (see "Results of Operations").

Other Residential Real Estate Assets

In December 2002, an Avatar subsidiary entered into a joint venture for development of Ocean Palms, a 38-story, 240-unit highrise condominium on a 3.5-acre oceanfront site in Hollywood, Florida. As of December 31, 2003, 184 units have been sold at an aggregate sales volume of $142,193, an average price in excess of $772. Construction was commenced in late 2003, and in December 2003, the joint venture closed on a $115,000 construction financing package.

Banyan Bay, located in Martin County, Florida, with frontage on the St. Lucie River, consists of 250 acres. We have applied for master plan approval for permitting of a community of approximately 200 single-family and 300 multi-family homes. It is anticipated that prices will range from approximately $220 for multi-family product to more than $600 for single-family homes.

Ocala Springs, located five miles northeast of Ocala in Marion County, Florida, is comprised of approximately 4,600 acres of land.

We also own a small number of homesites and a small amount of additional acreage in other areas within Florida.

Commercial and Industrial and Other Land Sales

At Poinciana, we are in position to capitalize on the need for additional commercial and industrial facilities created by population growth within the community and surrounding areas. We continue to sell commercial and industrial land to third parties for development by them. In early 2003, we closed on the sale to Lowe's Home Improvement Warehouse of a 150-acre site for construction of a 1.3 million-square-foot state-of-the-art regional distribution center for a gross sales price of $3,200. In November 2003, we closed on the sale to Wal-Mart Stores East, L.P. of a 26.09-acre site adjacent to the Poinciana Shopping Center for construction by Wal-Mart of a 203,622-square-foot superstore for a gross sales price of $4,855. Currently, we are negotiating with various potential third-party purchasers for the sales of various commercial and industrial land in Poinciana. Revenues from commercial and industrial and other land sales were $11,532, $12,989 and $12,473 in 2003, 2002 and 2001, respectively.

Other Operations

We also earn revenues through rental and other operations, including small community shopping centers in each of Poinciana and Rio Rico, cable television operations at Poinciana, recreational facilities, title insurance agency operations, real estate brokerage services and a water and wastewater utility in Rio Rico, Arizona. Revenues from these operations were $8,695, $7,815 and $9,341 in 2003, 2002 and 2001, respectively. The increase in revenues in 2003 compared to 2002 results from increased title insurance agency operations. The decrease in revenues in 2002 compared to 2001 results from lower earnings from an unconsolidated residential community joint venture completed in 2002.

Discontinued Operations
In October 2002, we sold the Rio Rico Resort and golf course located in Arizona for a sales price of $5,500. The pre-tax gain of approximately $2,649 on this sale and the operating results for 2002 and 2001 have been reported as discontinued operations. Reference is made to Note S under the caption "Notes to Consolidated Financial Statements" included elsewhere herein.

CRITICAL ACCOUNTING POLICIES

In the preparation of our financial statements, we apply accounting principles generally accepted in the United States of America. The application of generally accepted accounting principles may require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying results.

As discussed in Note A to the Consolidated Financial Statements, housing and other real estate sales are recognized when the sale closes and title passes to the purchaser and certain other conditions are met. As a result, our revenue recognition process does not involve significant judgments or estimations. However, when required, we use the installment method of profit recognition for homesite sales. Under the installment method the gross profit on recorded homesite sales is deferred and recognized in income of future periods, as principal payments on contracts are received. Fluctuations in deferred gross profit result from collections of principal payments on contracts and cancellations from prior years' homesite sales.

We rely on certain estimates to determine construction and land costs and the resulting gross margins. Our land and construction costs are comprised of direct and allocated costs, including estimated costs for future warranties. Land acquisition, construction and development costs are assigned to individual components of projects based on specific identification or other allocation methods based upon accounting principles generally accepted in the United States. Land and land development costs generally include interest incurred until development is substantially completed. The costs of amenities deeded to appropriate homeowner associations are considered community-wide costs and are allocated using the relative sales value method or other methods which approximate the relative sales value method based on accounting principles used in the United States. Amenities owned by Avatar are capitalized as Property, Plant and Equipment and depreciated principally by the straight-line method over the useful lives of the assets.

We also review land and other inventories and property, plant and equipment for impairment of value. This includes considering certain indications of impairment such as significant changes in asset usage, significant deterioration in the surrounding economy or environmental problems. If such indications are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value, we will adjust the carrying value down to its estimated fair value. Fair value is generally based on management's estimate of the property's fair value.

We are accounting for our investment in the Joint Venture under the equity method, wherein we recognize profits or losses based on our equity investment. However, the Joint Venture will recognize profits under the percentage completion method when sufficient construction of the condominium building is complete.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 no longer requires or permits the amortization of goodwill and indefinite-lived assets. These assets must be reviewed annually for impairment by applying a fair value-based test. If the carrying amount of these assets exceeds the fair value, then these assets are impaired. Other intangible assets will continue to be amortized over their useful lives. We performed the required impairment tests of goodwill as of January 1, 2002, December 31, 2002 and December 31, 2003 and determined no impairment existed.

Warranty reserves for houses are established to cover potential costs for materials and labor with regard to warranty-type claims to be incurred subsequent to the closing of a house. Actual future warranty costs could differ from our currently estimated amounts.

RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors that have affected Avatar during the periods included in the accompanying consolidated statements of operations.

The following table provides a comparison of certain financial data related to our operations:

	For the year ended December 31		
	2003	2002	2001
Operating Income:			
Primary residential			
Revenues	$149,757	$114,573	$80,045
Expenses	127,349	93,562	70,222
Net operating income	22,408	21,011	9,823
Active adult community			
Revenues	79,921	49,472	39,382
Expenses	80,313	58,648	48,318
Net operating income (loss)	(392)	(9,176)	(8,936)
Commercial and industrial and other land sales			
Revenues	11,532	12,989	12,473
Expenses	2,995	4,137	5,857
Net operating income	8,537	8,852	6,616
Other operations			
Revenues	8,695	7,815	9,341
Expenses	7,261	5,486	5,299
Net operating income	1,434	2,329	4,042
Operating income	31,987	23,016	11,545
Unallocated income (expenses):			
Deferred gross profit	1,310	1,316	1,525
Interest income	1,285	3,363	6,010
Trading account profit, net	–	–	6,829
Equity loss from unconsolidated joint venture	(982)	–	–
General and administrative expenses	(14,938)	(13,560)	(10,456)
Loss on redemption of 7% Notes	(1,532)	–	–
Interest expense	(1,977)	(3,857)	(4,378)
Other real estate expenses	(5,244)	(4,637)	(4,731)
Income from continuing operations	9,909	5,641	6,344
Income tax (expense) benefit	8,554	(2,266)	(2,484)
Income (loss) from discontinued operations	–	2,252	(850)
Net income	$ 18,463	$ 5,627	$ 3,010

Data from primary residential and active adult homebuilding operations for the years ended December 31, 2003, 2002 and 2001 is summarized as follows:

	December 31		
	2003	2002	2001
Units closed			
Number of units	1,193	926	764
Aggregate dollar volume	$223,991	$160,354	$117,213
Average price per unit	$ 188	$ 173	$ 153
Contracts signed, net of cancellations			
Number of units	1,758	1,201	909
Aggregate dollar volume	$349,371	$219,011	$153,442
Average price per unit	$ 199	$ 182	$ 169
Backlog			
Number of units	1,378	813	538
Aggregate dollar volume	$291,766	$166,386	$107,729
Average price per unit	$ 212	$ 205	$ 200

The following table represents data from primary residential and active adult homebuilding operations *excluding our Harbor Islands project* for the years ended December 31, 2003, 2002 and 2001:

	December 31		
	2003	2002	2001
Units closed			
Number of units	1,150	873	743
Aggregate dollar volume	$181,104	$121,054	$ 99,064
Average price per unit	$ 157	$ 139	$ 133
Contracts signed, net of cancellations			
Number of units	1,731	1,152	872
Aggregate dollar volume	$310,755	$172,436	$120,454
Average price per unit	$ 180	$ 150	$ 138
Backlog			
Number of units	1,350	769	490
Aggregate dollar volume	$250,127	$120,476	$ 69,094
Average price per unit	$ 185	$ 157	$ 141

Avatar is an equity partner in a joint venture for development and construction of a highrise condominium, which sales are not included in the foregoing charts. As of December 31, 2003, 184 units were sold at an aggregate sales volume of $142,193.

Increases in units closed, sold and in backlog are related to the improvement in homebuilding activities in Solivita, an improvement in activities in primary homebuilding at Poinciana, commencement of sales and closings at Bellalago and commencement of closings of units in newly developed parcels at Harbor Islands. It is anticipated that closings of all units at Harbor Islands will be completed by mid-2005.

Results for Solivita included in the foregoing tables are: for 2003, 2002 and 2001, 503, 452 and 278 contracts were signed (net of cancellations), with an aggregate dollar volume of $103,415, $78,035 and $46,497, respectively; 410, 286 and 244 homes closed, generating revenues from Solivita homebuilding operations of $76,374, $46,944 and $37,670, respectively. Backlog at December 31, 2003, 2002 and 2001 totaled 445 units at $88,633, 352 units at $61,592, and 186 units at $30,501, respectively.

Results for Harbor Islands are: for 2003, 2002 and 2001, 27, 49 and 37 contracts were signed (net of cancellations), with an aggregate dollar volume of $38,615, $46,575 and $32,989, respectively; 43, 53 and 21 homes closed, generating revenues of $42,887, $39,300 and $18,149, respectively. Backlog at December 31, 2003, 2002 and 2001 totaled 28 units at $41,639, 44 units at $45,911 and 48 units at $38,636, respectively.

In general, prices range from $100 to $325 in our primary residential operations other than Harbor Islands where prices ranged from $900 to $2,700 on homes sold during 2003. At Solivita, prices ranged from $100 to $450 on homes sold during 2003. A higher average per unit price on units in backlog compared to units sold generally results from the length of time for construction on higher-priced semi-custom product as closings generally do not occur in the year of sale. While closings on production homes generally occur within 120 to 150 days from sale, closings on semi-custom homes generally require 12 to 18 months. In addition, due to the nature of the market, a substantial number of units at our active adult community close 12 to 18 months from the date of sale.

Fiscal Year 2003 Compared to Fiscal 2002

Net income for the years ended December 31, 2003 and 2002 was $18,463 or $2.11 per diluted share ($2.13 per basic share) and $5,627 or $0.64 per basic and diluted share, respectively. Results for 2003 reflect a tax benefit of $8,554 which includes a tax benefit of $8,639 as a result of the elimination of certain income tax reserves, a tax benefit of $4,000 as a result of a reduction to the valuation allowance for deferred income taxes which was primarily attributable to the tax-over-book basis difference of land inventory related to Harbor Islands and income tax expense of $4,085. The effect of these income tax adjustments on basic and diluted earnings per share was $1.46 and $1.44, respectively. Also contributing to the increase in income were increases in primary residential and active adult operating results partially mitigated by decreases in interest income, a loss of $1,532 on redemption of the 7% Notes, and increases in general and administrative expenses.

Revenues and expenses from primary residential operations increased $35,184 or 30.7% and $33,787 or 36.1%, respectively, during 2003 when compared to 2002. The increase in revenues is attributable to increased closings at Poinciana and Rio Rico, as well as the commencement of closings during the fourth quarter of 2003 at Bellalago and Cory Lake Isles. In addition, our average price per unit for closings at Poinciana, Harbor Islands and Rio Rico increased during 2003 compared to 2002. The increase in expenses in primary residential operations is attributable to the associated costs related to the higher volume of closings and price increases for materials and services. Also contributing to the increases in expenses are start-up operating expenditures incurred at Bellalago and Cory Lake Isles prior to the commencement of closings.

Revenues and expenses from active adult operations increased $30,449 or 61.5% and $21,665 or 36.9%, respectively, during 2003 when compared to 2002. The increase in revenues is primarily due to the significant increase in closings, the increase in the average price per unit closed and the increase in activity at the amenity operations at Solivita. The increase in expenses in active adult operations is attributable to the associated costs related to the higher volume of closings at Solivita and price increases for materials and services.

Revenues and expenses from commercial and industrial and other land sales decreased $1,457 or 11.2% and $1,142 or 27.6%, respectively, during 2003 when compared to 2002. The amount and types of commercial and industrial and other land sold vary from year to year depending upon demand, ensuing negotiations and the timing of the closings of these sales.

Revenues and expenses from other operations increased $880 or 11.3% and $1,775 or 32.4%, respectively, during 2003 when compared to 2002. The increase in revenues is primarily due to the increased revenues from our title insurance agency, rental and realty brokerage operations. Partially mitigating the increase in revenues was a decrease in management fees under a management agreement for water facility operations in Florida. The increase in expenses is primarily attributable to increased operating expenses associated with our title insurance agency, rental operations, realty brokerage services and water and wastewater operations in Rio Rico as well as the write-off of $372 of fixed assets related to demolition of the golf clubhouse at Poinciana for redevelopment of the golf course that will become the second course for the Solivita community.

Interest income decreased $2,078 or 61.8% during 2003 when compared to 2002. The decrease is attributable to lower interest rates and lower interest income earned on lower available cash and declining principal balances of contracts receivable. The average balance of the receivable portfolio was $3,785 and $5,728 for 2003 and 2002, respectively.

In December 2002, an Avatar subsidiary entered into a joint venture for development of a 38-story, 240-unit highrise condominium on a 3.5-acre oceanfront site in Hollywood, Florida. Avatar has a 50% equity interest in the Joint Venture and is accounting for its investment in the Joint Venture under the equity method whereby it will recognize its proportionate share of the profits and losses. During 2003, our proportionate share of the losses in this unconsolidated joint venture was $982.

General and administrative expenses increased $1,378 or 10.2% in 2003 compared to 2002. The increase was primarily due to increases in executive compensation related to new hires; incentive compensation and salary increases; professional fees; and insurance.

The loss on redemption of the 7% Notes represents the premium paid and the write-off of unamortized issuance costs in conjunction with the redemptions of the 7% Notes on July 31, 2003 and November 25, 2003.

Interest expense decreased $1,880 or 48.7% in 2003 when compared to 2002. The decrease is primarily attributable to the redemptions of the 7% Notes.

Other real estate expense represents real estate taxes and property maintenance not allocable to specific operations. The increase of $607 or 13.1% in 2003 when compared to 2002 is attributable to increases in these expenses.

Excluding the $8,639 and $4,000 benefit recognition, income tax expense was provided for at an effective tax rate of 41.2% for 2003. The effective tax rate for 2002 was 40.2%. Reference is made to the Income Taxes note to the Consolidated Financial Statements included elsewhere herein.

Fiscal Year 2002 Compared to Fiscal 2001

Net income for the years ended December 31, 2002 and 2001 was $5,627 or $0.64 per basic and diluted share and $3,010 or $0.36 per basic and diluted share, respectively. The increase in income for 2002 compared to 2001 is primarily attributable to increases in primary residential operations and commercial and industrial land sales operating results and a decrease in interest expense partially mitigated by decreases in interest income, trading account profits and increases in general and administrative expenses.

Revenues and expenses from primary residential operations increased $34,528 or 43.1% and $23,340 or 33.2%, respectively, during 2002 when compared to 2001. The increase in revenues is attributable to increased closings at Poinciana, Harbor Islands and Rio Rico. In addition, our average price per unit for closings at Poinciana and Rio Rico increased during 2002 compared to 2001. The increase in expenses in primary residential operations is attributable to the associated costs related to the higher volume of closings and price increases for materials and services.

Revenues and expenses from active adult operations increased $10,090 or 25.6% and $10,330 or 21.4%, respectively, during 2002 when compared to 2001. The increase in revenues is primarily due to the increase in closings, the increase in the average price per unit closed and the increase in activity at the amenity operations at Solivita. The increase in expenses in active adult operations is attributable to the associated costs related to the higher volume of closings at Solivita and price increases for materials and services.

Revenues from commercial and industrial and other land sales increased $516 or 4.1%, and expenses decreased $1,720 or 29.4% during 2002 when compared to 2001. The amount and types of commercial and industrial and other land sold vary from year to year depending upon demand, ensuing negotiations and the timing of the closings of these sales.

Revenues from other operations decreased $1,526 or 16.3%, and expenses increased $187 or 3.5% during 2002 when compared to 2001. The decrease in revenues is primarily due to the decreased revenues in management fees under a management agreement for water facility operations in Florida and lower earnings from an unconsolidated residential community joint venture completed in 2002. Partially mitigating the decrease in revenues are increased revenues from our title insurance agency, rental operations and realty brokerage operations. The increase in expenses is primarily attributable to increased operating expenses associated with our title insurance agency, rental operations, realty brokerage services and water and wastewater operations in Rio Rico.

Interest income decreased $2,647 or 44.0% during 2002 when compared to 2001. The decrease is attributable to lower interest rates and lower interest income earned on lower available cash and declining principal balances of contracts receivable. The average balance of the receivable portfolio was $5,728 and $8,728 for 2002 and 2001, respectively.

Trading account profits recognized were $6,829 for 2001. Trading account profits represent realized and unrealized gains related to the trading investment portfolio, and include commissions payable to investment brokers.

General and administrative expenses increased $3,104 or 29.7% in 2002 compared to 2001. The increase was primarily due to increased professional fees as well as accruals of $2,163 for executive compensation related to the Cash Bonus Award Agreements pursuant to the Executive Incentive Compensation Plan.

Interest expense decreased $521 or 11.9% in 2002 when compared to 2001. The decrease in 2002 when compared to 2001 is primarily attributable to a reduction of the outstanding 7% Notes.

Other real estate expense represents real estate taxes and property maintenance not allocable to specific operations. The decrease of $94 or 2.0% in 2002 when compared to 2001 is attributable to the elimination of goodwill amortization as of January 1, 2002 in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets;* however, this decrease was partially mitigated by increases in real estate taxes and property maintenance.

In October 2002, we sold the assets of the Rio Rico Resort and golf course located in Arizona for a sales price of $5,500. The pre-tax gain of approximately $2,649 on this sale and the operating results for 2002 and 2001 have been reported as discontinued operations. Although the sale transaction produced a pre-tax gain for book purposes, this transaction generated an income tax loss due to a higher tax basis resulting from different depreciation methods used for income tax purposes, which in turn is the cause for the income tax benefit on discontinued operations for 2002.

Income tax expense was provided for at an effective tax rate of 40.2% and 39.2% for 2002 and 2001, respectively. Reference is made to the Income Taxes note to the Consolidated Financial Statements included elsewhere herein.

LIQUIDITY AND CAPITAL RESOURCES

Our real estate business strategy is designed to capitalize on Avatar's competitive advantages and emphasize higher profit margin businesses by concentrating on the development and management of active adult communities, semi-custom and production homes and communities, and commercial and industrial properties in our existing community developments. We also seek to identify additional sites that are suitable for development consistent with our business strategy and anticipate that we will acquire or develop them directly or through joint venture, partnership or management arrangements. Our primary business activities are capital intensive in nature. Significant capital resources are required to finance planned primary residential and active adult communities, homebuilding construction in process, community infrastructure, selling expenses, new projects and working capital needs, including funding of debt service requirements, operating deficits and the carrying cost of land.

Subsequent to the issuance of the 7% Notes in 1998 and sales of substantial non-core assets in 1999, through mid-2003 we funded operations through internal sources.

Our operating cash flows fluctuate relative to the status of development within existing communities, expenditures for new developments or other real estate activities and sales of various homebuilding product lines within those communities and other developments. From time to time we have generated, and may continue to generate, additional cash flow through sales of non-core assets.

Future activities, which may extend to non-real estate related business opportunities, may include the use of joint ventures, partnerships and/or financing alternatives.

At our community of Solivita, tax-exempt bond financing has been utilized to fund and manage portions of infrastructure consisting primarily of stormwater management facilities, drainage works, irrigation facilities, water and wastewater utilities and offsite roadways. The bond financing was obtained by the Poinciana Community Development District (the "CDD"), a local government district operating in accordance with Chapter 190 of the Florida Statutes. The bonds are serviced by special assessment taxes levied on certain property within Solivita, which property is collateral for the obligations and such assessments, with Avatar paying the assessments on the parcels owned by Avatar until such parcels are sold. At such point, the liability for the assessments related to parcels sold becomes the responsibility of the purchasers through a tax assessment on their property. Property owned by Avatar does not serve as collateral for the bonds, and the bonds are not a liability of Avatar.

From January 1, 2003 through May 6, 2003, we repurchased $8,875 of our common stock (representing 379,758 shares) and $7,585 principal amount of the 7% Notes under authorization of our Board of Directors to purchase, from time to time, shares of our common stock and/or the 7% Notes in the open market, through privately negotiated transactions or otherwise, depending on market and business conditions and other factors. The balance of the authorization as of December 31, 2003 was $26,350.

On July 1, 2003, we called for partial redemption on July 31, 2003, of $60,000 of the $94,429 in aggregate principal amount outstanding of the 7% Notes. On October 24, 2003, we called for redemption on November 25, 2003, of all Notes remaining outstanding. The redemption price was $1.02 per $1.00 principal amount, plus accrued interest from April 1, 2003 or October 1, 2003, respectively, to the respective redemption date. The 7% Notes were convertible into our common stock at a conversion price of $31.80 per share, or 31.447 shares per $1.00 principal amount of the 7% Notes. Rights of holders to effect conversion of the 7% Notes called for redemption expired at the close of business on July 29, 2003 and November 21, 2003, respectively. No accrued interest was paid with respect to any 7% Notes that were surrendered for conversion.

Of the $94,429 aggregate principal amount of the 7% Notes outstanding as of July 1, 2003, $63,300 principal amount were redeemed for a total of $64,566 inclusive of redemption premium, plus accrued interest of $1,306; and $31,129 principal amount were converted into 978,866 shares of our common stock. As a result of the redemptions, a net pre-tax loss of $1,532 was recorded in the consolidated statements of operations for 2003.

In order to position Avatar to take advantage of future opportunities and to fund corporate matters such as the redemption of the 7% Notes, on July 31, 2003, we entered into a six-month $30,000 Revolving Line of Credit Facility (the "Short-Term Facility") with an interest rate of LIBOR plus 2.5% which was secured by certain real property.

On December 30, 2003, we entered into a three-year $100,000 Secured Revolving Line of Credit Facility (the "Long-Term Facility") which replaced the Short-Term Facility. The Long-Term Facility is secured by real property currently consisting of Crescent Lakes and Cypress Woods in Poinciana, Solivita, Bellalago, Cory Lake Isles and Harbor Islands, having an aggregated book value of $149,377 as of December 31, 2003. The proceeds may be used for general corporate purposes, current developments and new opportunities. The interest rate for the Long-Term Facility ranges from LIBOR plus 2.5% to LIBOR plus 3.0%. As of March 5, 2004, we had $94,400 available under the Long-Term Facility.

During the third quarter of 2003, we closed on the acquisition of land in Poinciana for a purchase price of $8,484. These properties are adjacent to Solivita and will be utilized primarily for expansion of Solivita. In October 2003, we also contracted for the 2003 Poinciana Phased Purchase for which the remaining purchase price ranges from approximately $22,750 to $27,700 depending upon the dates of closings thereon. (See "Primary Residential Development – Poinciana.")

On February 25, 2004, Avatar closed on the sale of the Harbor Islands marina located in Hollywood, Florida for a sales price of approximately $6,700. This sale will result in a pre-tax gain of approximately $2,700 for the quarter ending March 31, 2004.

In 2003, net cash used in operating activities amounted to $4,714, mainly as a result of an increase in inventories of $24,245. Contributing to the increase in inventories for 2003 were land acquisitions in which we spent $15,795. Net cash used in investing activities of $21,071 resulted from investments in Joint Venture and property, plant and equipment of $19,132 and $1,939, respectively. Net cash used in financing activities of $68,454 resulted from the redemption of $64,566 and repurchase of $7,585 of the 7% Notes, the purchase of $8,875 of treasury stock and the repayment of real estate debt of $2,264, partially mitigated by utilization of $16,337 from the revolving line of credit. As of December 31, 2003, cash and cash equivalents totaled $24,600.

In 2002, net cash provided by operating activities amounted to $9,133, substantially due to a decrease in receivables of $2,095, an increase in accounts payable and accrued and other liabilities of $3,295, reduced by an increase in inventories of $7,330. Net cash provided by investing activities of $1,016 resulted from proceeds from the sale of the Rio Rico Resort and golf course of $5,250 offset by investments in property, plant and equipment for $3,366. Net cash used in financing activities of $3,083 resulted from the payment of real estate notes payable and the repurchase of 7% Notes of $1,859 and $1,050, respectively.

In 2001, net cash used in operating activities amounted to $12,304, mainly as a result of an increase in other assets and inventories of $9,575 and $5,355, respectively. Net cash provided by investing activities of $76,109 resulted from proceeds from sale of marketable securities of $76,806 partially offset by investments in property, plant and equipment of $697. Net cash used in financing activities of $1,193 resulted from the payment of real estate notes payable.

As of the fourth quarter of 2003 we achieved profitability at each of our homebuilding operations except Cory Lake Isles, which we anticipate will become profitable by late 2004.

Cash flow generated through sales of homes in the Osceola County portion of Poinciana may be adversely affected by reductions in gross margins attributable to increased roadway and school impact fees instituted by Osceola County in 2003. Future cash flow will also be adversely affected as closings on higher-priced semi-custom products at Harbor Islands are expected to be completed by mid-2005.

Assuming continuation of the current low interest rate environment and no occurrence of events which cause a general economic decline, we anticipate that operational profitability will continue throughout 2004. We also anticipate that during 2004 we will close on the sale of additional commercial and industrial land as well as certain non-core assets which are expected to generate additional cash flow.

We anticipate that cash flow generated through the combination of operational profitability, sales of commercial and industrial land, sales of non-core assets and external borrowings will position us to acquire new development opportunities and expand operations at our existing communities as well as commence development of new projects on properties currently owned and/or to be acquired.

OFF-BALANCE SHEET ARRANGEMENTS

In general, our operations do not include transactions categorized as off-balance sheet arrangements. However, certain amendments or certain interpretations of accounting rules could provide for such categorization of certain joint venture transactions.

In December 2002, an Avatar subsidiary entered into a joint venture (the "Joint Venture") for development of a 38-story, 240-unit highrise condominium on a 3.5-acre oceanfront site in Hollywood, Florida. Avatar has a 50% equity interest in the Joint Venture. We are accounting for the operating profits or losses under the equity method. Sales commenced in 2003 and as of December 31, 2003, 184 units have been sold at an aggregate sales volume of $142,193. In December 2003, the Joint Venture closed on a $115,000 construction financing package. Reference is made to Note G under the caption "Notes to Consolidated Financial Statements" included elsewhere herein for the balance sheet and statement of operations of the Joint Venture.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects contractual obligations as of December 31, 2003:

	Payments due by period				
Contractual Obligations	*Total*	*Less than 1 year*	*1-3 years*	*3-5 years*	*More than 5 years*
Long-term debt obligations	$19,771	$ –	$16,337	$ –	$ 3,434
Capital lease obligations	$ –	$ –	$ –	$ –	$ –
Operating lease obligations	$ 4,122	$ 856	$ 1,624	$ 1,561	$ 81
Purchase obligations – residential development	$73,334	$73,334	$ –	$ –	$ –
Purchase obligations – other	$46,667	$ 7,521	$26,246	$12,900	$ –
Other long-term liabilities reflected on the balance sheet under GAAP	$17,794	$ 500	$ 1,000	$ 1,000	$15,294

Long-term debt obligations represent:

- $16,337 outstanding under the Long-Term Facility at December 31, 2003.
- $3,434 community development district obligations associated with Cory Lakes Isles, payable by 2011.

We generally do not enter into capital leases. We lease the majority of our administration and sales offices under operating leases that expire at varying times through 2009.

Purchase obligations (residential development) represent purchase commitments of $73,334 as of December 31, 2003 for land development and construction expenditures, substantially for homebuilding operations which relate to contracts for services, materials and supplies, which obligations generally relate to corresponding contracts for sales of homes.

Other purchase obligations reflect our contract for the 2003 Poinciana Phased Purchase. The above table assumes the aggregate purchase for the remaining acres is approximately $27,700. (See "Primary Residential Development – Poinciana.") Also included in this category is compensation to executives pursuant to employment contracts.

Other long-term contractual obligations represent the estimated cost to complete certain utilities improvements in areas within Poinciana and Rio Rico where homesites have been sold.

EFFECTS OF INFLATION AND ECONOMIC CONDITIONS

Inflation has had a minimal impact on our operations over the past several years, and management believes its effect has been neither significant nor greater than its effect on the real estate industry as a whole. It is anticipated that the impact of inflation on our operations for 2004 will not be significant. However, our operations may be affected by general economic conditions.

Fluctuations in interest rates and availability of financing affect sales of homes. The current low interest rate environment contributes significantly to the ability of purchasers to obtain financing for home purchases. Higher interest rates may reduce demand for housing. Also, increasing competition for raw land and development opportunities has resulted in increases in the cost of such land and development opportunities. Other economic conditions could affect operations (see "Forward-Looking Statements").

IMPACT OF TAX INSTALLMENT METHOD

In years 1988 through 1998, we elected the installment method for recording a substantial amount of homesite and vacation ownership sales in the federal income tax return, which deferred taxable income into future fiscal periods. As a result of this election, we will be required to pay compound interest on certain federal income taxes in 2003 attributable to the taxable income deferred under the installment method to the extent that any of this deferred income is realized in 2003. We anticipate that the interest amount for 2003 will be approximately $300 net of tax benefits. We believe that any potential future interest amounts, if any, will not be material to the financial position and results of operations of the affected future periods.

FORWARD-LOOKING STATEMENTS

Certain statements discussed under the captions "Business," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others:

Access to Financing

Our business is capital intensive and requires expenditures for land and infrastructure development, housing construction, working capital and new development opportunities. Accordingly, we anticipate incurring indebtedness to fund real estate development activities. As of December 31, 2003, total consolidated indebtedness was $19,771. We may not sustain profitability or positive cash flows from operating activities. We anticipate, but cannot assure, that the amounts available from internally generated funds, cash on hand, the sale of non-strategic assets and existing long-term financing will be sufficient to fund the anticipated operations and meet debt service or working capital requirements. We may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financing and sales of debt or equity securities. No assurance can be given that such financing will be available or, if available, will be on favorable terms. If we are not successful in obtaining sufficient capital to fund the implementation of our business strategy and other expenditures, development projects may be delayed or abandoned. Any such delay or abandonment could result in a reduction in sales and would adversely affect future results of operations.

Interest Rates; Mortgage Financing

Certain purchasers of our homes finance their purchases through third-party lenders providing mortgage financing or, to some extent, rely upon investment income. In general, housing demand is dependent on home equity, consumer savings and third-party financing and could be adversely affected by increases in interest rates, decreases in investment income, unavailability of mortgage financing, increasing housing costs and unemployment levels. The amount or value of discretionary income and savings, including retirement assets, available to home purchasers can be affected by a decline in the capital markets. If mortgage interest rates increase or the capital markets decline or undergo a major correction, the ability of prospective buyers to finance home purchases may be adversely affected, which may have an adverse effect on our business.

Real Estate Business Strategy

Implementation of our real estate business strategy has required, and will continue to require, among other things, the addition of new management personnel and employees, as well as the development of additional expertise by existing management personnel and employees and the expenditure of significant amounts of capital. The loss of the services of certain members of the senior management team could have a material adverse effect on Avatar and, in particular, on the success of our real estate business strategy. In addition, our ability to manage growth and to redeploy resources effectively will require us to continue to implement and improve operational, financial and sales systems. There can be no assurance that we will be able to compete successfully with current or potential competitors or that the implementation of the current business strategy will continue to be successful. We continue to seek other opportunities including those which are in other geographic areas or in different kinds of real estate or other business activities.

Future Business Opportunities
We have under development or in the planning process a substantial portion of the historical landholdings that we believe can be profitably developed at this time or in the near future. We have identified and have sold or are in the process of selling various landholdings and other assets we believe do not represent significant long-term opportunities for Avatar. We are actively pursuing other development, long-term investment and business opportunities. Other future opportunities may be in those real estate businesses in which we are presently engaged – such as active adult and primary residential community development – or may extend to other real estate activities or unrelated businesses. There can be no assurance that we will succeed in our efforts to obtain new development, investment and business opportunities.

Real Estate, Economic, and Other Conditions Generally
The real estate industry is highly cyclical and is affected by changes in national, global and local economic conditions and events, such as employment levels, availability of financing, interest rates, consumer confidence and the demand for housing and other types of construction. Real estate developers are subject to various risks, many of which are outside the control of the developer, including real estate market conditions (both where communities and homebuilding operations are located and in areas where potential customers reside), changing demographic conditions, adverse weather conditions and natural disasters, such as hurricanes, tornadoes and wildfires, delays in construction schedules, cost overruns, changes in government regulations or requirements, increases in real estate taxes and other local government fees and availability and cost of land, materials and labor. The occurrence of any of the foregoing could have a material adverse effect on Avatar's business and financial condition.

Geographic Concentration
Our development activities are primarily focused on locations in Florida and therefore depend to a significant degree on the levels of immigration to Florida from outside the United States and in-migration to Florida from within the United States, in addition to other local market conditions. Our geographic concentration may create increased vulnerability during regional economic downturns or other Florida-related events. A decline in the economy in Florida could have an adverse effect on our financial condition.

Development of Communities
Our communities will be developed over time. Therefore, our medium- and long-term future will be dependent on our ability to develop and market existing and future communities successfully. Committing the financial and managerial resources to develop a community involves significant risks. Before a community generates any revenues, material expenditures are required, among other things, to obtain development approvals to construct project infrastructure, recreation centers, model homes and sales facilities and, where opportunities are suitable and appropriate, to acquire land. It generally takes several years for a community development to achieve cumulative positive cash flow. No assurance can be given that we will successfully develop and market communities in the future. Our inability to develop and market our communities successfully and to generate positive cash flows from such operations in a timely manner would have an adverse effect on the ability to service debt and to meet working capital requirements.

Joint Venture and Partnership Risks

In connection with our business strategy, we may seek additional joint venture or partnership arrangements with entities whose complementary resources or other business strengths will contribute to our competitive position. A joint venture or other partnership may involve special risks associated with the possibility that a partner or partnership (i) at any time may have economic or business interests or goals that are inconsistent with ours; (ii) may take actions contrary to our instructions or requests or contrary to our policies or objectives with respect to our real estate investments; or (iii) could experience financial difficulties. Actions by a partner may have the result of subjecting property owned by the joint venture or partnership to liabilities in excess of those contemplated by the terms of the joint venture or partnership agreement or have other adverse consequences. As a participant in certain joint ventures or partnerships, Avatar may be jointly and severally liable for the debts and liabilities of a joint venture or partnership. No assurance can be given that any joint venture or partnership arrangements entered into will achieve the results anticipated or otherwise prove successful.

Period-to-Period Fluctuations

Our real estate projects are long-term in nature. Sales activity at active adult and other community and real estate developments varies from period to period, and the ultimate success of any community cannot be determined from results in any particular period or periods. A community may generate significantly higher sales levels at inception (whether because of local pent-up demand or other reasons) than it does during later periods over the life of the community. Revenues and earnings will also be affected by period-to-period fluctuations in the mix of product, subdivisions and home closings among our homebuilding operations. Thus, the timing and amount of revenues are subject to considerable uncertainty. The inability to manage effectively the cash flows from operations would have an adverse effect on our ability to service debt and to meet working capital requirements.

Competition

Our homebuilding, planned community development and other real estate operations are subject to substantial existing and potential competition (including increased competition from a number of national homebuilders). Some current and potential competitors have longer operating histories and greater financial, sales, marketing, technical and other resources than Avatar. Competition within the geographic locations of Avatar's developments extends from price and design of products to the ability to acquire diminishing supplies of raw land, to retain and employ experienced real estate management and sales personnel and to contract with development and construction firms. Existing and future competition may have an adverse effect on Avatar's financial condition.

Expansion of Operations

The expansion of operations has placed increased burdens on existing staff and development and construction subcontractors. The inability to meet the demands of higher volume through retention and hiring of experienced management and sales personnel, contracts for development and construction and updating and/or installing more sophisticated systems could have a detrimental effect on Avatar's competitive position and results of operation.

Completion of Highly Profitable Operations

Our semi-custom community of Harbor Islands, where prices range from $900 to more than $2,500, generates substantial cash flow and profitability. As of December 31, 2003, 20 units remained for sale, and 28 units were in backlog. It is anticipated the remaining units will be sold out during 2004, and development at Harbor Islands will be completed during 2005.

Governmental Regulation and Environmental Considerations

Our business is subject to extensive federal, state and local regulatory requirements, the broad discretion that governmental agencies have in administering those requirements and "no growth" or "slow growth" policies, all of which can prevent, delay, make uneconomic or significantly increase the costs of development.

Various governmental approvals and permits are required throughout the development process, and no assurance can be given as to the receipt (or timing of receipt) of these approvals or permits. The incurrence of substantial compliance costs and the imposition of delays and other regulatory burdens could have a material adverse effect on our operations.

Furthermore, various federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances released on a property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the release of the hazardous substances. The presence of such hazardous substances at one or more properties, and the requirement to remove or remediate such substances, may result in significant cost.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Avatar is subject to market risk associated with changes in interest rates and the cyclical nature of the real estate industry. Certain purchasers of our homes finance their purchases through third-party lenders providing mortgage financing or, to some extent, rely upon investment income. In general, housing demand is dependent on home equity, consumer savings and third-party financing and could be adversely affected by increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment levels. The amount or value of discretionary income and savings, including retirement assets, available to home purchasers can be affected by a decline in the capital markets. Fluctuations in interest rates could adversely affect our real estate results of operations and liquidity because of the negative impact on the housing industry. Real estate developers are subject to various risks, many of which are outside the control of the developer, including real estate market conditions (both where our communities and homebuilding operations are located and in areas where our potential customers reside), changing demographic conditions, adverse weather conditions and natural disasters, such as hurricanes, tornadoes and wildfires, delays in construction schedules, cost overruns, changes in government regulations or requirements, increases in real estate taxes and other local government fees and availability and cost of land, materials and labor. In addition, Avatar is subject to market risk related to potential adverse changes in interest rates on the Long-Term Facility. The interest rate for the Long-Term Facility fluctuates with LIBOR lending rates, both upwards and downwards. See Notes H and Q (debt payout and fair values) to the Consolidated Financial Statements included elsewhere herein. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of risks.)

Dollars in thousands (except per share data)	Year ended December 31 2003	2002	2001	2000	1999
Statement of Income Data					
Revenues	$253,008	$190,251	$157,026	$157,137	$183,828
Income (loss) from continuing operations before income taxes and discontinued operations	$ 9,909	$ 5,641	$ 6,344	$ 9,414	$ (1,411)
Income tax (expense) benefit	8,554	(2,266)	(2,484)	293	563
Income (loss) from continuing operations after income taxes before discontinued operations	$ 18,463	$ 3,375	$ 3,860	$ 9,707	$ (848)
Discontinued operations:					
Income (loss) from operations of discontinued operations (including gain on disposal of $2,649 for 2002 and $103,188 for 1999)	–	1,265	(1,382)	(639)	102,149
Income tax benefit (expense)	–	987	532	246	(13,151)
Income (loss) on discontinued operations	–	2,252	(850)	(393)	88,998
Net income	$ 18,463	$ 5,627	$ 3,010	$ 9,314	$ 88,150
Basic Per Share Data					
Income (loss) from continuing operations after income tax and before discontinued operations	$ 2.13	$ 0.38	$ 0.46	$ 1.16	$ (0.09)
Discontinued operations:					
Income (loss) on discontinued operations	–	0.26	(0.10)	(0.05)	9.73
Net income	$ 2.13	$ 0.64	$ 0.36	$ 1.11	$ 9.64
Diluted Per Share Data					
Income (loss) from continuing operations after income tax and before discontinued operations	$ 2.11	$ 0.38	$ 0.46	$ 1.16	$ (0.09)
Discontinued operations:					
Income (loss) on discontinued operations	–	0.26	(0.10)	(0.05)	9.73
Net income	$ 2.11	$ 0.64	$ 0.36	$ 1.11	$ 9.64

Balance Sheet Data

	December 31 2003	2002	2001	2000	1999
Total assets	$362,719	$386,067	$371,630	$369,192	$391,135
Notes, mortgage notes and other debt	$ 19,771	$107,712	$109,031	$114,860	$119,468
Stockholders' equity	$263,649	$221,592	$211,078	$202,987	$193,577

Market for Avatar's Common Stock and Related Stockholder Matters

The Common Stock of Avatar Holdings Inc. is traded through The Nasdaq Stock Market under the symbol AVTR. There were 6,133 record holders of Common Stock at February 29, 2004.

High and low quotations, as reported, for the last two years were:

	Quotations			
	2003		*2002*	
Quarter Ended	*High*	*Low*	*High*	*Low*
March 31	25.990	22.000	27.400	23.300
June 30	31.640	24.380	28.400	25.700
September 30	33.200	30.000	27.500	23.690
December 31	38.140	31.300	25.000	21.000

Avatar has not declared any cash dividends on Common Stock since its issuance and has no present intention to pay cash dividends.

General Information
AVATAR HOLDINGS INC.

SHARES LISTED
The Nasdaq Stock Market
Symbol "AVTR"

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
800-850-3132

AUDITORS
Ernst & Young LLP, Miami, FL

COUNSEL
Weil, Gotshal & Manges, LLP, New York, NY

2004 ANNUAL MEETING OF STOCKHOLDERS
10 a.m., May 25, 2004
Hyatt Regency Coral Gables
50 Alhambra Plaza, Coral Gables, FL 33134

STOCKHOLDER INFORMATION CONTACT:
A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Juanita I. Kerrigan
Vice President and Secretary
Avatar Holdings Inc.
201 Alhambra Circle, Coral Gables, FL 33134
(305) 442-7000, Ext. 2194

Filings with the Securities and Exchange Commission are also available through Avatar's website at www.avatarholdings.com

JACK NASH [1]
Chairman of the Board,
Avatar Holdings Inc.,
Coral Gables, FL;
Managing Member,
ODAV LLC;
General Partner,
Odyssey Partners, LLP,
New York, NY

GERALD D. KELFER [1]
Vice Chairman of the Board, President,
Chief Executive Officer,
and Chairman of the
Executive Committee,
Avatar Holdings Inc.,
Coral Gables, FL

EDUARDO A. BREA [2]
Partner and Managing
Director, Sterling Capital
Management LLC,
Charlotte, NC

MILTON H. DRESNER [2,4]
Founding Partner,
The Highland Companies,
Southfield, MI

MARTIN MEYERSON [3,4]
Chairman, University of
Pennsylvania Foundation
and President Emeritus,
University of
Pennsylvania,
Philadelphia, PA

KENNETH T. ROSEN [2,3,4]
Professor of Business
Administration and
Chairman, Fisher Center
for Real Estate and
Urban Economics,
University of California
at Berkeley; Chairman,
Lend Lease Rosen Real
Estate Securities,
Berkeley, CA

FRED STANTON SMITH [1]
Vice Chairman of
the Board,
The Keyes Company,
Miami, FL

WILLIAM G. SPEARS [3,4]
Principal, W.G. Spears,
Grisanti & Brown LLC,
New York, NY

BETH A. STEWART [2]
Chief Executive Officer
and Co-Chairman,
Storetrax.com; President,
Stewart Real Estate
Capital, L.L.C.,
Bernardsville, NJ

1 Members of Executive Committee

2 Members of Audit Committee

3 Members of Nominating and Corporate Governance Committee

4 Members of Compensation Committee



201 Alhambra Circle, Coral Gables, Florida 33134 305-442-7000 www.avatarholdings.com

AVATAR